1-A/@

SEC File No. 24-3922

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 6

TO

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: RR 1, Box 4250
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947

Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Wayne Crandall, Director
Bus: 10 School Street
Rockland, ME 04841
Res: Box 531, Mountain Rd.
Rockland, ME 04841

Lynn K. Goldfarb, Director
Bus: P.O. Box 7980
Portland, ME 04112
Res: 50 Portland Pier
Portland, ME 04112

Michael Kiernan, Director
Bus: 870 Washington Street
Bath, ME 04530
Res: Same as above

Larry Plotkin, Director
Bus: 32 Buttonwood Lane
Portland, ME 04102
Res: Same as above

Vernon Seile, Director
Bus: RFD #1, Box 3115
Stonington, ME 04681
Res: Same as above

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: P. O. Box 6
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: 4 Townview Road
Caribou, ME 04736

Gary M. Downs, Director
Bus: Franklin Savings Bank
P.O. Box 285
Farmington, ME 04938
Res: RR1, Box 1099
Farmington, ME 04938

Stuart Watt, Director
Bus: P.O. Box 570
Greenville, ME 04441
Res: 148 Moosehead Lake Road
Greenville, ME 04441

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Craig Burgess
Bus: 101 Centre Street
Bath, Maine 04530
Res: 87 Whiskeag Road
Bath, Maine 04530

Michael E. Westort, President and
Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000
Res: 65 Caron Street
Portland, ME 04103

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing security holders, as well as in connection with the issuer's efforts to obtain new customers for its products in such jurisdictions, whereby the purchase of such securities will be required (up to a stated level) as a precondition to becoming a preferred customer of the issuer, and will be at the discretion of each customer after such customer's required level of investment has been reached.

The proceeds from the sales of such securities will comprise a significant portion of the issuer's working capital and will be available to the issuer for application against commercial liabilities of such customers to the issuer arising out of the purchase of such products.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

OFFERING CIRCULAR

ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

Type of securities offered:	Class A Voting Common Stock, Class B Non-Voting Preferred Stock, and Variable Rate Subordinated Debt Securities
Maximum number of securities offered:	$5,000,000 in the aggregate in any 12 month period, pursuant to Regulation A under the Securities Act of 1933, as amended. There is no maximum amount of each class of security that each purchaser may subscribe for in this offering.
Minimum number of securities offered:	None
Price per security:	$2,527 per Class A share; $2,500 per Class B share; at face value (Debt Securities)

Total proceeds: If maximum sold: $5,000,000 in any 12 month period If minimum sold: $0

(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

The offering is being conducted on an open-ended continuous basis during the one-year period beginning on the date of this Offering Circular.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):______________________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maine	2-1255 (Class A Common Stock) 2-1256 (Class B Preferred Stock) 2-1254 (Variable Rate Subordinated Notes)	September, 2002
New Hampshire	Not applicable (does not assign file numbers)	October, 2002
Vermont	4/29/98-01 (Class A Common Stock) 5/12/98-22 (Class B Preferred Stock) 5/12/98-23 (Variable Rate Subordinated Notes)	September, 2002
Massachusetts	Not applicable	November, 2002

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 117 pages.

THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Michael E. Westort, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Potential Acquisition or other Strategic Transaction. The Board of Directors of the Company is currently investigating, with the assistance of an investment banker, the Company's long-term strategic alternatives, including a sale of the Company or some or all of its assets, or a merger with or acquisition by another industry participant (each such potential transaction is hereinafter referred to as a "Transaction"). As a result, preliminary discussions have been held with certain potential purchasers of the Company, two of which either have or will soon perform preliminary due diligence reviews of the Corporation. No potential counterparty has expressed any interest in beginning to negotiate any binding commitment with the Company, nor does management expect such negotiations to begin in the near future. There can be no assurances that any potential purchaser will enter into negotiations with the Company to acquire the Company, nor that any offer to purchase will be forthcoming or will be acceptable to the Company and its shareholders. If the Company and the shareholders approve a Transaction in which the shareholders of the Company exchange their Company shares for shares in a third party, there can be no assurances as to the value of such third party securities after the consummation of such Transaction. Uncertainty regarding the future ownership and management of the Company might cause some customers of the Company to seek services from the Company's competitors, and some employees of the Company to seek employment elsewhere. If no Transaction occurs as the result of the discussions described above, then the Company will continue to operate in the current manner for the foreseeable future, subject, inter alia, to the risks set forth in risk factors 2 – 17 below. See also "Business and Properties" for more information regarding a possible Transaction.

(2) Lack of Liquidity of the Securities. Whether or not a Transaction occurs, it is not anticipated that any public market for the securities being offered hereby (the "Securities") will develop. In addition, any proposed transfer of shares of the Class A Common Stock or the Class B Preferred Stock will be subject, under the terms of the Company's Bylaws, to a right of first refusal in favor of the Company, which right is exercisable by the Company at a price equal to the then current sale price for such stock as established from time to time by the Company's board of directors (irrespective of the price at which the stock is proposed to be transferred by the holder thereof or the price at which the holder purchased such stock). These provisions could have the effect of discouraging prospective purchasers of such stock from expending the effort and incurring the expense involved in investigating and negotiating such a transaction. The requirement contained in the Company's Bylaws that all holders of the Company's stock be engaged in the food business may further impair the liquidity of such securities. Although such Bylaw provisions do not apply to the Company's debt securities, the subordinated nature of such securities (see paragraph (3) below) and the Company's ability to offset the principal of and accrued interest on such securities against any obligations of the holders of such debt securities owing to the Company may impair the transferability of such securities. See "Description of Securities".

(3) Subordination. The Company's Variable Rate Subordinated Notes being offered hereby (the "Debt Securities") will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 28, 2003, the Company had outstanding approximately $3.0 million of obligations which ranked senior to the Debt Securities. Under the current financing, for so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or principal payments to the holders of the Debt Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Debt Securities, and holders of the Debt Securities may therefore receive only partial payment or no payment of amounts due on such Debt Securities. If the Company's bank refuses to allow the Company to make payments on the Debt Securities, or if the Company becomes bankrupt or insolvent, the Debt Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company. If no Transaction occurs, Management will consider seeking an additional $5,000,000 in bank debt to finance expansion of the Company's warehouse in Gardiner, Maine. There can be no assurances that the terms and covenants of any new credit agreement will be as favorable as current financing, and such an increase in senior indebtedness (from approximately $3.0 million to approximately $8.0 million) will increase the risk that the Company will not be permitted to pay interest or principal on its Debt Securities.

(4) Restrictions on Payment of Dividends and other Distributions. Dividends on both the Class A Common Stock and the Class B Preferred Stock are payable at levels determined from time to time by the board of directors of the Company. If no Transaction occurs, the Company currently intends to retain a substantial portion of its earnings, if any, to support its operations. In addition, under the terms of the Company's existing bank indebtedness, the Company is subject to restrictions on its ability to pay cash dividends on its Class A Common Stock and its Class B Preferred

Stock or to repurchase stock. If no Transaction occurs, and the Company decides to increase its bank indebtedness in connection with the expansion of the Gardiner warehouse, this will increase the risk that the Company will not be permitted to pay dividends or repurchase its stock. Therefore, although under the terms of such stock, a holder is entitled to require the Company to repurchase the Class B Preferred Stock, and the Company is entitled to repurchase the holder's Class A Common Stock, upon the termination of such holder's purchasing relationship with the Company, the Company's ability to make such payments will be subject to its compliance with the relevant provisions of its senior indebtedness at the time, including its current bank indebtedness and any successor or additional indebtedness. Similarly, although the principal of the Debt Securities in excess of the holder's "factor" (as defined in Question 14) is payable on demand, and the remaining principal amount is payable upon termination of the holder's purchasing relationship with the Company, the Company's ability to make such payments will be subject to its compliance with such provisions of its other indebtedness at the time. In addition, with respect to the Class B Preferred Stock, because the terms of such stock provide for non-cumulative dividends and provide that the rate of dividend, which may be up to 12% of stated value per annum, shall be as established from time to time by the board of directors of the Company, there can be no assurance that such dividends will be paid or, if paid, at what rates. In 2003, the Company paid dividends equal to approximately 3.00% of the weighted average purchase price of the Class A Common Stock and the Class B Preferred Stock. See "Description of Securities".

(5) Variable Interest Rate. The Variable Rate Subordinated Notes bear interest at rates established from time to time by the board of directors of the Company. Historically, with respect to principal amounts in excess of a holder's "factor", this rate has been the average of the prime rates as reported in the *Wall Street Journal* on the first day and the last day of each six-month period, minus 1.00%. Similarly, the rate of interest paid on the "factor" portion of the Debt Securities, once that minimum level of principal has been attained, has been 4.50%; however, the actual rates established (and the method for establishing the rates) are entirely at the discretion of the Company's board of directors, and there can be no assurance that such arrangements will not change and that any such changes may not be adverse to the holders of the Debt Securities, whether as a result of any Transaction or otherwise. No interest is paid on a holder's Debt Securities until the holder has purchased Debt Securities equal to one-third of such holder's "factor". See "Description of Securities".

(6) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $17,114,841 and stockholders equity of $2,680,895 as of March 28, 2003. Should no Transaction occur, the Company is considering an expansion of its Gardiner, Maine warehouse facility in the Spring of 2004, which management anticipates will be funded by an additional bank credit of approximately $5,000,000. The Company may also incur additional indebtedness in the future, pursuant to the Debt Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Debt Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future

financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including that arising under the Debt Securities, to make necessary capital expenditures, to have sufficient availability of working capital, or to comply with the terms of its current or future senior indebtedness. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;

(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and

(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, repay subordinated debt, purchase or redeem stock or pay cash dividends. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(7) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides quality goods at competitive prices together with superior customer service, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(8) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary,

their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(9) Dependence on Sources of Supply; Dependence on Central Warehousing Facility. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn, and upon the continuous use of its central warehousing facility in Gardiner, Maine. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. Any interruption in the Company's ability to use the Gardiner facility, as could occur in connection with an expansion of that facility, as is currently under consideration, could adversely affect the Company's results of operations; the Company currently believes that this is unlikely to occur. Results of operations could also be adversely affected if the Company were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(10) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states. The regional economy may experience significant economic downturns in which the Company may show stagnation or decline in revenues, as occurred in the late 1980s and early 1990s. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(11) Possible Environmental Liabilities and Compliance Costs. The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The property was sold to a third party unrelated to the Company in May 1999, but the Company and A. G. Development Corp. remain legally responsible for the costs of remediation of the site and for any fines or third party claims raised in connection therewith. The Company established its eligibility to receive indemnification from the state of Maine for costs associated with this clean-up and third party claims, up to a maximum of $1 million; of this indemnification, approximately $560,000 remains available. Although the Company currently believes that no fines will be assessed and that it is eligible for indemnification sufficient to cover all of the expected costs of the remaining remediation and third party claims, there can be no assurance that fines will not be imposed on the Company, or that the Company will not be required to make unindemnified payments for additional environmental remediation or third party claims. See "Litigation" below for more information.

(12) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 36% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through March. There can be no assurance that the Company will be able to finance its

capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(13) Risks Associated with Growth. In the absence of a Transaction, the Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans, particularly with regard to the warehousing and distribution of perishable goods. The Company currently is considering whether to embark on a 43,000+ square foot perishable goods addition to its warehouse in Gardiner, Maine, in the Spring of 2004, if no Transaction occurs.

(14) Dependence on Key Personnel. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available, especially in light of the significant uncertainties raised by the possibility of a Transaction.

(15) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(16) Continuous Offering. The offering of Securities described in this Offering Circular will be made on a continuous basis beginning on the date of this Offering Circular for twelve months or until such time as a Transaction is consummated. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(17) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 9, "Use of Proceeds." In 2003 and 2002, the Company has relied on a net positive funding from sales of securities, after redemptions, of $575,000 and $598,000, respectively, together with cash generated from operations, to repay its debt and fund operations. Without these funds, the Company would have to look to other sources for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Hannaford's). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its customers a wide array of products sold by retail grocers, from national and regional brands (such as Proctor & Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order, although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several services to its customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers

its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its customers in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its customers in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $748,000 in the fiscal year ended March 28, 2003, or approximately 0.6% of total revenues for such period. The Company also performs market research and analysis to identify locations where existing or potential AG customers might establish retail locations, with or without assistance from A.G. Development Corp.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., customers (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, A.G. Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG customers; at the current time, no such sub-leases are outstanding.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The Company acquires the products it resells to customers from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine, which AG owns and operates. Management is currently considering a 43,000 square foot expansion of the perishable goods portion of the facility in light of increased demand in

the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher sales volumes and a change in retail product mix. Bids have been received indicating a projected cost for such expansion of approximately $5 million. Other than the need to expand the perishable goods portion of the warehouse, Management believes that this facility will otherwise be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. Construction of this facility, if no Transaction occurs, is presently being considered for the Spring of 2004, and management expects that any such expansion would be financed entirely through bank lending. AG delivers products to its customers by means of its 22 truck fleet and approximately 79 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its customers (see Question No. 4(a)) are provided both on-site at the customers' premises and from the Company's own offices by approximately 98 of its employees.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to customers located in Maine, and also provides goods and services to a smaller number of customers in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, and if no Transaction occurs, to continue its expansion activities in New Hampshire, Massachusetts and Vermont. The trend in the industry has been toward consolidation and expansion by supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace. This trend, management believes, has benefited the Company by enabling it more clearly to differentiate itself from the remaining competition on the basis of its customer service.

Competition for the Company's customer base (independent retail grocers) is based upon a combination of price, product quality, product variety and value-added services (see Question No. 4(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are SuperValu (a publicly traded grocery chain headquartered in Minneapolis, Minnesota), Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a cooperative based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that SuperValu has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; C&S has a strong presence in all but Maine; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these competitors are substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than is AG, thereby narrowing or eliminating this pricing advantage. Management expects that the proposed expansion of the Gardiner, Maine warehouse to handle greater quantities of perishable goods more efficiently would improve the Company's ability to compete by reducing its cost of operations and allowing AG to offer an even larger variety and quantity of perishable goods to its current customers and to future customers. Management also believes that AG can effectively compete in Maine due to AG's reputation for delivering more, higher-quality value-added services to its customers than do its principal competitors. AG also offers multiple advertising programs, which management believes are attractive to independent retailers across a wide spectrum of sizes and strategies.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct

their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

If no Transaction occurs, AG intends to employ a variety of methods in expanding its presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective customers, emphasizing the Company's price competitiveness, high-quality, diverse product offerings and superior value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its presence in that market.

Management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. The Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont) complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 6% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: 3/28/03 $2,540,861
(a recent date—fiscal year end)

As of: 3/29/02 $2,643,407
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

The Company's average weekly sales per store are approximately $7,284 versus an average of $8,811 in the prior year. This decrease was largely the result of lower prices for beef, pork, dairy products, and cigarettes, with the total quantities of products delivered to existing accounts remaining approximately the same. In addition, two accounts, together accounting for less than 1% of sales, were lost to competitors.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

The Company currently has 184 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

Management	11
Clerical	39
Administrative	48
Operations	60
Drivers	26

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters. The Company and the unionized employees negotiated a contract that expires on August 31, 2006.

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team is entitled to receive 10% of the Company's total consolidated pre-tax profits in the event such profits exceed $200,000 in any year. The disbursement of this pool of funds is at the discretion of the Chief Executive Officer based upon individual performance as well as achievement of departmental budget objectives. The Company has made six distributions under this program: with respect to fiscal

year 1996-97, an aggregate amount of $52,661, with respect to fiscal year 1997-98, an aggregate amount of $77,131, and with respect to fiscal year 1998-99, an aggregate amount of $92,126, with respect to fiscal year 1999-2000, no distribution was made, with respect to fiscal year 2000-2001, an aggregate amount of $41,376 was paid, with respect to fiscal year 2001-2002, an aggregate amount of $54,000 was distributed, and with respect to fiscal year 2002-2003, an aggregate amount of $35,950 was distributed.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, A.G. Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $614,297 as of March 28, 2003. The book value of the land and improvements at the park (excluding AG's premises) as of March 28, 2003 was approximately $75,000, with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair. Management believes, however, that the efficiency of the Company's operations, and the quality and diversity of product that it can offer to its customers, would be improved by an expansion of this facility's ability to handle perishable goods. This expansion, which would add an additional 43,000 square feet to the warehouse, is currently being considered by management of the Company for the Spring of 2004. Such an expansion would not affect the ability of the Company to continue its normal operations, but would require the Company to incur approximately $5,000,000 in additional bank debt. The expansion would allow the Company to better respond to increased demand in the market for greater quantities and greater variety of product in the dairy, frozen, bakery, meat, deli and produce departments. Management believes that the property is sufficient to accommodate the additional volume of non-perishable goods that may result from the Company's activities in the foreseeable future. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $10 million. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may purchase or enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then purchase their inventory from the Company. A.G. Development Corp. is not presently party to any such agreement, but the Company has provided a guarantee for the payment of $5,000 per month in lease payments by sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $2,807,000 as of March 28, 2003. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (11) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health

Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and U.S Department of Justice--Federal Drug and Enforcement Agency.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Except with respect to environmental contamination at A. G. Development Corp.'s Corinth facility (see Question Nos. 2(11) and 43), neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their employees and the general public. This entity was formed in 1973, and accounted for less than 1% of AG's consolidated revenues for fiscal 2002-03. This corporation has never been found to be in violation of Maine insurance regulations.

2. A.G. Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and equipment to the Company and its customers. This entity was formed in 1973, and accounted for less than 1% of the Company's consolidated revenues for fiscal 2002-03.

The financial condition and operating results of Allied and A. G. Development Corp. are included in the Company's consolidated Financial Statements attached hereto. The Company also owns, as of March 28, 2003, 2,942 shares of class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery and health and beauty care distribution cooperative, and 194,713 shares of nonvoting common stock and 1 share of voting stock in Western Family Holding Company ("Western Family"), the parent organization of Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These both represent minority interests in such entities. AWI and Western Family are cooperatives that require stock ownership as a precondition to the purchase of goods from them. The AWI stock and the Western Family stock were acquired for $80,956 and $194,713, respectively. AG used to purchase its health and beauty care products on a cross dock/central billing basis from AWI. AG buys its private label (Shurfine) products from Western Family.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

As a result of inquiries from a competitor of the Company, and discussions at the meetings of the Board of Directors of the Company, management began reviewing the Company's long-term strategic alternatives in early 2003. The sense of the Board after discussing these issues was that the Company should consider a sale or merger of the Company, a sale of some or all of the assets of the Company, or the acquisition by the Company of another participant in this industry.

The Board believes that the right transaction would allow the Company, its customers and its shareholders to benefit from greater economies of scale, including more efficient operations and the ability to negotiate deeper volume discounts from the Company's suppliers, without adversely affecting the ability of the Company to be a reliable and stable source of supply to its customers and shareholders. Any transaction would require the approval of a majority of the holders of shares of the Class A Common Stock, in addition to the approval of the Board of Directors.

As part of the process of evaluating the Company's alternatives, the Board engaged JPB Enterprises, Inc. ("JPB"), a Maryland-based investment banking firm, in March 2003. JPB has been working with the Company to identify and contact companies that are most likely to be interested in entering into a transaction with the Company on terms advantageous to the Company and its shareholders.

Starting on May 14, 2003, 21 potential purchasers of the Company identified by JPB and the Company have entered into non-disclosure agreements with the Company and have been provided with confidential information memoranda prepared by management with the assistance of JPB. One of these potential purchasers conducted a preliminary due diligence review of the Company in July, 2003; another is planning to conduct a preliminary due diligence review in mid-September, 2003. No other potential purchasers have so far indicated interest in conducting preliminary diligence reviews.

Although discussions continue with two of the potential transaction partners, no potential partner has begun to negotiate towards any binding agreement with the Company for such a Transaction. There can be no assurances that any potential purchaser will enter into negotiations with the Company to acquire the Company, nor that any offer to purchase will be acceptable to the Company and its shareholders. If no transaction occurs as the result of the discussions described above, management does not see any reason that the Company could not continue to operate in the current manner for the foreseeable future.

4. (a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of*

occurrence or the expected method by which the Company will achieve the milestones.

Not applicable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $127,307 ($513.33 per share of Class A Common Stock; $197.99 per share of stock (irrespective of whether Class A Common or Class B Preferred)).

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Weighted Average Offering Price of Class A ($2,527) =4.92 (price/earnings Multiple)

Net After-Tax Earnings Last Year Per Share ($513.33) ($127,307/248)*

Weighted Average Offering Price of Class A and Class B Stock ($2,509) =12.67 (price/earnings Multiple)

Net After-Tax Earnings Last Year Per Share ($197.99) ($127,307/643)*

*Fiscal year ended March 28, 2003.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

$2,680,895 as of March 28, 2003 ($10,810.06 per share of Class A Common Stock; $4,169.35 per share of stock (irrespective of whether Class A Common or Class B Preferred)).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Not applicable.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

The Company issues its securities only to its customers (provided, however, that some of its Fixed Rate Subordinated Notes are held by retired former customers), and requires customers who wish to receive the full range of benefits as customers to purchase one share of Class A Common Stock, two shares of Class B Preferred Stock and Variable Rate Subordinated Notes having a principal amount equal to three times the customer's average weekly purchases of goods from the Company (up to a maximum of $50,000 in principal amount) or, if the customer's average single weekly purchases exceed $50,000, the average single weekly purchase amount. Such customers may, but are not required to, purchase additional Debt Securities from time to time. Because all purchases other than the purchase of Class A Common Stock are funded through 1% surcharges added to the Company's invoices to its customers for products purchased, such issuances are continuous.

During the one year period preceding the date of this Offering Circular, the Company issued 29 shares of its Class A Common Stock for a purchase price of $2,527 per share to 20 different purchasers, 30 shares of its Class B Preferred Stock for a purchase price of $2,500 per share to 30 different purchasers, and $2,967,058 in principal amount of its Variable Rate Subordinated Notes to approximately 244 different purchasers. No Fixed Rate Subordinated Notes were issued during 2002-03.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold to new customers, and stock comprises approximately 5% of the total securities sold hereunder (which reflects the historical relationship between equity and debt securities issued by AG): 12.6%

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If maximum is sold: $2,483,910

Such amount was determined on the basis of the weighted average sales price of the Class A Common Stock ($2,527 per share) and the Class B Preferred Stock ($2,500 per

share), based on the minimum required holdings of one share and two shares, respectively, multiplied by a total of 990 shares (347 plus the 643 shares presently outstanding). Such additional number of shares (347 as determined using the historical relative amount of equity in the Company's overall capitalization (approximately 15.7%) and applying it to the $5 million maximum proceeds under this offering.

In comparison, the Company's tangible net worth as of March 28, 2003 was $2,680,895.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. *(a) The following table sets forth the use of the proceeds from this offering:*

	If Maximum Sold	
	Amount	%
Total Proceeds	$5,000,000	100%
Less: Offering Expenses		
Commissions and Finders Fees	$0	
Legal & Accounting	$75,000	
Copying & Advertising	$5,000	
Other (Specify): ________	$0	
Net Proceeds from Offering	$4,920,000	
Use of Net Proceeds		

Working capital	$4,920,000(1)	100%
Total Use of Net Proceeds	$4,920,000	100%

---

(1) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

Management intends to apply the net proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from three sources—operating revenues, borrowings under its line of credit and proceeds from sales of its securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted on a continuous basis over the 12-month period following the date of this Offering Circular, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds. However, in 2003 and 2002, the Company has received $575,000 and $598,000 annually in proceeds from sales of securities (net of redemptions), while paying out annual interest and dividends on its securities ranging from $463,000 to $420,000; thus, to that extent it, has historically been dependent upon such proceeds for the funding of its operations. See Question No. 2(16).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's $6,000,000 revolving line of credit and a $2,000,000 revolving term loan with Fleet Bank (see Question Nos. 17(a)(7) and 19)), augmented by proceeds from sales of its securities to customers. During the fiscal years ended in March 2003, March 2002, March 2001, March 2000 and March 1999, respectively, the Company received proceeds from such sales of securities, net of redemptions and principal repayments, totaling $575,000, $598,000, $65,000, $1,357,000, and $300,088, respectively. In the absence of redemptions and principal repayments of demand obligations substantially in excess of historical levels, or unforeseen events negatively affecting the availability of the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the fiscal year ended March 28, 2003, the Company had cash provided by operations of $1,056,277, had cash used from investing activities of $860,580, reduced indebtedness by $1,312,372 and received $574,967 from net sales of securities and paid dividends of $49,875. This resulted in decreasing cash by $591,583. During the preceding fiscal year, higher percentages of working capital were provided by net proceeds from sales of securities.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Debt Securities in excess of the holders' "factor" upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled $1.1-2.0 million per year, or non-renewals of the Company's Fixed Rate Subordinated Notes upon their maturity (see Question No. 17 for discussion of interest rates and other terms of such Debt Securities); and

(2) repayments of amounts outstanding under the Company's line of credit with Fleet Bank, which bear interest at Fleet Bank's prime lending rate or a LIBOR-based rate (at the Company's option), as such rates may vary from time to time, and are subject to the terms of the Master Loan and Security Agreement (the "Loan Agreement"), dated as of May 12, 1998, as amended by the First Amendment to Master Loan and Security Agreement dated October 26, 2000, and the Second Amendment to Master Loan and Security Agreement dated October 24, 2002, between the Company and Fleet National Bank , which is summarized below.

Under the Loan Agreement, the Company may borrow an amount equal to 85% of its qualifying accounts receivable plus 55% of its qualifying inventory, subject to a maximum of $6 million. Also, there is another $2,000,000 line of credit which (i) may be applied to fund up to 80% of the purchase price of machinery and equipment, and (ii) the Company may re-lend to member stores, subject to requirements with respect to the collateral that must be provided by such member stores. The maturity date of the

facilities is September 30, 2004. The Company's obligations under the Loan Agreement are secured by a lien on substantially all of the Company's assets, and are senior in right of payment to the Debt Securities.

Other than with respect to term loans created under the sub-facilities, the Company's payment obligations under the Loan Agreement will consist of monthly payments of interest, with principal subject to repayment at maturity on September 30, 2004 unless the Loan Agreement is renewed by Fleet prior thereto. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Loan Agreement) can reborrow principal amounts previously paid.

The Loan Agreement contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the bank to demand immediate payment in full. The Loan Agreement also contains customary affirmative and negative covenants relating to the Company's business operations and financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.25, (ii) minimum tangible net worth be more than $2,597,000 plus 25% of current years after-tax earnings.

(c) *If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

Not applicable.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months. As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition,

under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness (whether as a result of the proposed Transaction or otherwise), or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $389,000 during the 2003-04 fiscal year, with an additional expenditure of approximately $5 million being required if the Company decides to go ahead with an expansion of the Company's Gardiner, Maine, warehouse facility. Funds for this project will be raised exclusively through bank financing. With regard to all other capital expenditures, management anticipates that, based on the Company's historical operating revenues and borrowing capacity under its line of credit, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in the most recent fiscal year, during which $575,000, net of redemptions, in proceeds from securities sales were realized (see Question No. 10(a)). Excess proceeds, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover shortfalls by reducing or eliminating dividends and/or increasing borrowings under the Company's line of credit with Fleet Bank.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding	
	As of: 3/28/03	As Adjusted Maximum(1)(2)
Debt:		
Short-term debt (average interest rate 5.54%)	$3,000,000	$3,000,000
Long-term debt (average interest rate 8.00%)	616,881	616,881
Capital deposits (Debt Securities) (average		

interest rate 4.875%)	8,132,785	$12,264,906
Total debt	11,749,666	$15,881,787
Stockholders' equity:		
Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences)		
Preferred stock - $2,500 stated value (399 shares outstanding at 3/28/03; as adjusted maximum assumes 660 shares outstanding (See Question No. 8(b))	997,500	1,650,000
Preferred stock subscribed - $2,500 stated value	220,000	220,000
Class A Voting Common Stock--par value $1,500 per share (244 shares outstanding at 3/28/03; as adjusted maximum assumes 330 shares outstanding (See Question No. 8(b)))	366,000	495,000
Additional paid in capital	233,621	320,000
Retained earnings	1,083,774	1,083,774
	2,900,895	3,768,774
Less: Preferred stock subscribed	220,000	220,000
Total stockholders' equity	2,680,895	3,548,774
Total Capitalization	$14,430,561	$19,430,561

(1) Although the Company is offering up to $5 million in purchase price of Securities (in any 12 month period), certain assumptions must be made as to the relative amounts of Class A Common Stock, Class B Preferred Stock and Debt Securities that would be issued if the "maximum" were sold. For this purpose, the Company has assumed that the historical relationship among these categories would continue in this offering, whereby $4,184,842 of Debt Securities, $600,000 of Class B Preferred Stock and $215,158 of Class A Common Stock would be issued.

(2) Management believes that, based on its customers' usual practices with respect to demanding repayment of Debt Securities during lower cash flow periods, it is appropriate to assume that the full amount of new Debt Securities issued, together with those outstanding at the start of the offering, would not remain outstanding at the end of the offering. Based on the past three fiscal years' experience, management believes that approximately 31% of the newly issued Debt Securities (or $1.3 million) will remain outstanding at the conclusion of the offering, resulting in a total of $9.06 million in capital deposits (Debt Securities) and $13.53 million in total indebtedness. Finally, because a substantial portion of the Company's capital is comprised of

Debt Securities, the levels of which are directly related to the number of new customers and the aggregate level of sales to customers who elect to become stockholders, management does not foresee issuing the full $5 million of Securities (in any 12 month period) covered by this Offering Circular due to sales volume constraints imposed by the size and capability of the Company's warehouse facilities. Management therefore believes that not more than (before any repayments or redemptions) a total of approximately $4.4 million of Securities, comprised of approximately $3.95 million of Debt Securities, $300,000 of Class B Preferred Stock and $150,000 of Class A Common Stock, would actually be issued by the Company.

Number of preferred shares authorized to be outstanding: 1,600

Class of Preferred	Number of Shares Authorized	Par Value Per Share
1,600 Class B Non-Voting Preferred Stock	0	$2,500 (par value)

Number of common shares authorized: 800 shares. Par or stated value per share, if any: $1,500

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[X] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Notes)
[ ] Units of two or more types of securities, composed of:
[ ] Other: ______________________

Explain:

Class A Common Stock. The Class A Common Stock offered pursuant to this Offering Circular is part of the same class identified as "Common Stock" in the financial statements of the Company attached to this Offering Circular. Each holder of Class A Common Stock is entitled to one vote, irrespective of the number of shares actually owned. Any dividends payable to a holder of Class A Common Stock are subject to offset by the Company for application against any accounts receivable or other liabilities of such holder to the Company. A holder is not entitled to purchase goods from the Company and enjoy certain related benefits and preferred status until he, she or it is the owner of one share of Class A Common Stock and has purchased or has committed to purchase two shares of Class B Preferred Stock. The purchase price for the Class A Common Stock must be paid in full in cash. Dividends on the Class A Common Stock are declared annually in May and paid in June. Upon the liquidation of the Company, all amounts remaining after payment in full of all of the Company's indebtedness (including the Debt Securities) and the amounts payable in respect of the Class B Preferred Stock shall be divided pro rata among the holders of the

Class A Common Stock. Subject to restrictions contained in the Company's bank indebtedness and under Maine law, in the event a holder (i) resigns and severs all ties with the Company, (ii) ceases to be eligible to hold securities of the Company by virtue of no longer being engaged in the food business, or (iii) is found, by vote of two-thirds of the members of the Company's board of directors, to have conducted his, her or its business or to have maintained his, her or its business establishment in a manner inimical to the purposes and policies of the Company (a "Termination Event"), the Company has the right, but not the obligation, to repurchase such holder's Class A Common Stock at the then current sales price per share of Class A Common Stock established by the board of directors (presently $2,527, but subject to change at board discretion). Holders of such stock would have no recourse against the Company or any other person or entity if the Company were to refuse or otherwise fail to repurchase such stock under such circumstances. Any such amounts are subject to offset and reduction to the extent of any indebtedness owed by such holder to the Company. Shares of capital stock may not be repurchased if, at the time of such repurchase or as a consequence of such repurchase, the Company is or becomes unable to pay its debts as they become due, or if the amount to be paid in repurchasing such stock exceeds the Company's earned surplus and capital surplus. Such repurchases may also be made only if the Company is not then in default (and does not thereby go into default) under the Company's bank indebtedness. See also Questions Nos. 10(b), 17(a)(7) and 19. Shares of stock may be transferred only to persons or entities engaged in the food business, and only if the Company is first given the opportunity for 30 days to purchase such shares of stock at the sales price for such shares of stock as most recently established by the Company's board of directors, which price could be less than the purchase price offered by the proposed transferee of such shares and less than the amount originally paid by the holder for such stock (although, historically, such prices have not been reduced by board action).

Class B Preferred Stock. The holders of Class B Preferred Stock are not entitled to vote, other than to the extent required by Maine law; however, insofar as all holders of Class B Preferred Stock are presently (and are expected to be in the future) holders of Class A Common Stock as well, they have voting rights in that capacity. The purchase price for the shares of Class B Preferred Stock may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased until paid in full; provided, however, that shares of Class B Preferred Stock will not be issued until the purchase price therefor has been paid in full. The Class B Preferred Stock does not have a preferential dividend right relative to the Class A Common Stock. Historically, dividends have been paid on the Class B Preferred Stock in the same per share amounts as have been paid with respect to the Class A Common Stock. Such dividends are subject to offset by the Company for application against any accounts receivable or other liabilities of such holder to the Company. In no event will dividends paid on the Class B Preferred Stock exceed 12% per year ($300 per share). The dividend payout ratio for fiscal 2003 was approximately 3.0%. Upon liquidation of the Company, the holders of the Class B Preferred Stock would be entitled to receive the liquidation preference of such stock and any declared but unpaid dividends thereon after payment in full of all of the Company's indebtedness (including the Debt Securities) and before any distributions may be made in respect of the Class A Common Stock. Subject to restrictions contained in the Company's bank indebtedness and under Maine law, in the event of a Termination Event affecting a holder of Class B Preferred Stock, the stated value of any accrued but unpaid dividends on such holder's Class B Preferred Stock, multiplied by the number of shares thereof held by such holder, shall be paid in redemption of such stock. In addition, the Class B Preferred

Stock is subject to the same limitations on recourse, offset rights, restrictions on redemption and restrictions on transfer as apply to the Class A Common Stock and are set forth in the last six sentences under "Class A Common Stock" above.

Variable Rate Subordinated Notes. Purchasers of Class A Common Stock and Class B Preferred Stock must also purchase Variable Rate Subordinated Notes having a principal amount not less than: (i) three times the holder's average weekly purchases of goods from the Company, up to a maximum of $50,000 of principal amount, or (ii) if the holder's average weekly purchases from the Company exceed $50,000, such average weekly purchase amount (the holder's "factor"). The purchase price for such minimum amount of Variable Rate Subordinated Notes may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased until paid in full. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Notes would be subject to repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution may be made in respect of the Class B Preferred Stock or the Class A Common Stock. Holders can elect to purchase additional Variable Rate Subordinated Notes above such minimum levels, which excess amounts (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

15. *These securities have:*

Yes	*No*	
[ ]	[X]	*Cumulative voting rights*
[ ]	[X]	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[X]	[ ]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences*

Explain: See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* ________%

If interest rate is variable or multiple rates, describe:

The Variable Rate Subordinated Notes bear interest at rates established by the Company's board of directors from time to time. At present, no interest is payable in respect of a holder's Variable Rate Subordinated Notes until the holder has purchased one - third of the minimum principal amount required to be purchased (see Question No. 14), at which point interest is currently payable on such holder's Variable Rate Subordinated Notes, up to the minimum principal amount required to be purchased by such holder, at a rate of 4.50% per annum. Principal amounts in excess of such required minimum principal which are payable on

demand bear interest at a rate equal to the average of the "prime rate" as published in the *Wall Street Journal* on the first and last business days of each semi-annual payment period, minus 100 basis points (1.00%), which rate is calculated semi-annually and applies with respect to the preceding semi-annual period. The current rate under this formula is 4.50% per annum. Interest on the Variable Rate Subordinated Notes is payable semi-annually in arrears on June 15 and December 15.

(2) *What is the maturity date?* ___/___/___
If serial maturity dates, describe:

The Variable Rate Subordinated Notes are payable upon demand by the holder, in the case of principal balances in excess of the holder's minimum required principal balance, plus accrued interest thereon. The minimum required principal balance of Debt Securities is subject to repayment upon the holder's termination or disqualification as a customer of the Company. Payment in such circumstances is generally made approximately 6 weeks after the holder's receipt of final product delivery from the Company.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No
Name, address and telephone number of Trustee ____________

(5) *Are the securities callable or subject to redemption?*
[X] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns, becomes ineligible or is found by the board of directors of the Company to be conducting business in a manner inimical to Company policy. See Question No. 14.

(6) *Are the securities collateralized by real or personal property?*
[ ] Yes [X] No Describe: ________________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Debt Securities are subordinated to the prior payment in full of the Company's indebtedness to Fleet Bank under its line of credit and to the Company's indebtedness under its Urban Development Action Grant loan obligations. Under the line of credit, $3,000,000 was outstanding as of March 28, 2003, and the Company had additional borrowing capability under the line of credit of $3,000,000. The Company is entitled to make payments of principal and interest on the Debt Securities as and when required (but not merely permitted) under the terms of the Debt Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the line of credit. Such permitted payments would include regular scheduled payments of interest on the Debt Securities, as well as repayments of principal under the circumstances described in Question Nos. 15 and 17(a)(2). Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under

the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.25:1 (such ratio was 2.33:1 as of March 28 2003), (iv) if the Company's minimum tangible net worth drops below $2,597,000 plus 25% of the Company's after-tax earnings (requirement equaled $2,628,000 as of March 28, 2003, when tangible net worth was $2,662,192), or (v) the Company fails to observe certain other operational and reporting covenants. Although the Company met the tangible net worth covenant on March 28, 2003 by a margin of approximately $34,000, management does not presently expect that the net worth of the Company will fall below the level required by this covenant, and do not expect to be in default under the line of credit in the foreseeable future. See Question Nos. 9(b), 10(b).

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $3,616,881 (as of March 28, 2003).
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0 (as of March 28, 2003)
How much indebtedness is junior (subordinated) to the securities? $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

		Last Fiscal Year (as of March 28, 2003) Actual	Pro Forma
"Earnings"	=	$1,007,913	$1,209,353
"Fixed Charges"	=	768,976	970,416
Ratio	=	1.31	1.25

The following is the detail used for the above calculations:

"Earnings"	3/28/03	Pro Forma
Net Earnings Before Taxes	238,937	238,937
Interest on Capital Deposits (Debt Securities)	414,990	616,430

Interest – Other	353,986	353,986
Interest – Capitalized	0	0
Total Earnings:	1,007,913	1,209,353
"Fixed Charges"		
Interest on Capital Deposits (Debt Securities)	414,990	616,430
Interest – Other	353,986	353,986
Total Fixed Charges:	768,976	970,416

Withdrawals from capital deposits are not included in the fixed charges calculations. Withdrawals from capital deposits were $2,333,019 and $2,039,584 in fiscal years 2003 and 2002, respectively, which were more than offset by deposits to capital accounts.

These calculations, in the "Pro Forma" column, assume (consistent with the Pro Forma Capitalization table shown in Question No. 13) that the full $4.1 million of additional Capital Deposits remained outstanding for a full year, at the current effective interest rate of 4.875% per annum. However, as discussed in footnote (1) to the Capitalization table, based on the Company's historical experience with periodic, recurring redemptions of the Capital Deposits, management believes that a more appropriate and realistic pro forma figure would be an average additional outstanding Capital Deposit balance of $1.30 million resulting in additional pro forma interest expense of $63,375 and a pro forma ratio of earnings to fixed charges of 1.29.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:*
Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [X] Yes [ ] No Explain: See Question No. 14.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

AG may pay dividends on, or redeem shares of, its Class A Common Stock or its Class B Preferred Stock without the consent of Fleet Bank; provided, that no default then exists or would result from such payment (see Question Nos. 9(b) and 17(a)(7)).

20. *Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):* $1,083,774 (as of March 28, 2003).

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

    No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $80,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

    Not applicable.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

    Name: Michael E. Westort

    Address: P.O. Box 1000
Gardiner, ME 04345

    Telephone No.: (207) 582-6500

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

    The offering is limited to existing holders of the Company's securities and to other persons and entities engaged in the food business and located in Maine, Massachusetts, New Hampshire or Vermont and who wish to purchase goods from the Company and are approved by management of the Company.

The Class A Common Stock and the Class B Preferred Stock may be transferred only to persons or entities engaged in the food business and only if the Company fails within 30 days after receipt of notice of the proposed transfer to exercise its right to purchase such stock at a price equal to the then-current sales price for such stock as established by the board of directors of the Company. In addition, such stock may be transferred only in compliance with applicable provisions of federal and state securities laws and regulations.

Will the certificates bear a legend notifying holders of such restrictions?
[X] Yes [ ] No

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* ____________
Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (totaling $94,920) were paid on June 10, 1999 to holders of record on March 26, 1999, a rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $30 per share of Class A Common Stock and $50 per share of Class B Preferred Stock (totaling $29,420) were paid on June 14, 2000 to holders of record on March 31, 2000, a rate of 1.76% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $48,225) were paid on June 21, 2003 to holders of record on March 28, 2003, a rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. In connection with resignations by holders (including those arising in connection with sales of the holders' retail grocery businesses), the Company has redeemed 298 shares of Class A Common Stock and 410 shares of Class B Preferred Stock for a total price of $1,725,531 during the past five years. Also, the Company regularly repays portions of the principal amount of its outstanding Debt Securities upon demand by the holders thereof, based on such holders' seasonal cash needs. During the course of each year, although the Company issues substantial amounts of new Debt Securities (e.g., $2,967,058 in the year ended March 28, 2003), such issuances are usually substantially offset by such repayments (e.g., $2,333,019 in the year ended March 28, 2003).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Michael Westort — Title: President and Chief Executive Officer
Age: 57

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Executive Officer 10/9/00 to present
Chief Operating Officer 9/23/99 to 10/9/00
Chief Financial Officer: 6/1/98 to 9/23/99
SuperValu
Regional Director of Analysis: 6/96 to 5/98

Regional Director of Accounting: 12/95 to 5/96
Divisional Vice President Finance: 5/85 to 12/95

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1969)

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

30. *Chief Operating Officer:* *None*

31. *Chief Financial Officer:*

Name: Ronald Cloutier
Title: Chief Financial Officer
Age: 51

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Financial Officer 12/18/00 to present
Controller 1/1/00 to 12/18/00
C&S Wholesale Grocers
Manager of Accounting: 9/1/96 to 12/31/99
SuperValu
Chief Financial Officer (Andover, MA and Keene, NH regions): 6/89 to 9/96

Education (degrees, schools, and dates):

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

32. Other Key Personnel:

Name: Michael LeBlanc   Title: Vice President—Marketing & Procurement
Age: 57

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Vice President Marketing & Procurement: 9/97 to present
Sr. Director Mktg & Procurement: 8/95 to 9/97
Director Marketing & Procurement: 8/93 to 8/95
Director Sales & Retail Development: 3/90 to 8/93

Education (degrees, schools, and date: High school and various trade seminars

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

DIRECTORS OF THE COMPANY

33. *Number of Directors:* 13. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name: Thomas R. Barber   Age: 60

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

Education (degrees, schools, and dates):

High School (1969), various trade seminars

(B) Name: John Beaupre Age: 41

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor of two smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995.

Education (degrees, schools, and dates):

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien Age: 56

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor Mountain Country Supermarket, 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

Education (degrees, schools, and dates):

Framingham South High School, Framingham, Ma (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Wayne R. Crandall Age: 61

Office Street Address: 10 School Street
Rockland, ME 04841

Telephone No.: (207) 594-4421

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Presiding partner (attorney), Crandall, Hanscom, Pease & Collins, P.A., Rockland, Maine (law firm) (since 1968).

Education (degrees, schools, and dates):

University of Maine (B.A. 1963, J.D. 1968).

(E) Name: Lynn K. Goldfarb Age: 63

Office Street Address: P.O. Box 7980
Portland, ME 04112

Telephone No.: (207) 828-8667

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Principal, L.K. Goldfarb Associates (marketing consulting firm based in Portland, Maine) (since July 1993). Previously, Vice President, Central Maine Power Company, public utility headquartered in Augusta, Maine (responsible for market research; commercial, residential and industrial services; advertising; product development).

Education (degrees, schools, and dates):

Wellesley College (B.A. 1961), Columbia University Graduate School of Business (M.B.A. 1962).

(F) Name: Michael E. Kiernan Age: 44

Office Street Address: 870 Washington Street
Bath, ME 04530

Telephone No.: (207) 442-7907

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Founder and President, Kennebec Financial Group, Bath, Maine (financial services firm, engaged in commercial and residential mortgage lending, commercial and personal lines insurance brokerage, tax and financial advisory and consulting services) (since 1985); Deputy Director/Development Director, Maine State Housing Authority, Augusta, Maine (public housing agency, $1 billion/year budget, 130+ employees; acted as chief operating officer); 1990-1995.

Education (degrees, schools, and dates):

Southern New Hampshire University (Continuing studies toward a B.S. in Business Administration) Middlesex (MA) Community College (A.S. 1979).

(G) Name: Vernon Seile Age: 54

Office Street Address: RFD #1, Box 3115
Stonington, ME 04681

Telephone No.: (207) 367-2681

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of Burnt Cove Market, V&S Variety and the Galley (retail grocery stores) since 1971.

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1971)

(H) Name: David N. Sleeper Age: 35

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

Education (degrees, schools, and dates):

New Hampshire College (B.S. in Business Administration, 1989).

(I) Name: Stuart Watt Age: 52
Office Street Address: P.O. Box 570

Greenville, ME 04441

Telephone No.: (207) 695-2104

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of Indian Hill Trading Post, Indian Hill Supermarket and Indian Hill Village Market (retail stores/grocery located in Greenville, Maine) since 1983.

Education (degrees, schools, and dates):

University of Maine (3 years (1969-72)).

(J) Name: Barry A. McCormick Age: 50

Office Street Address: McCormick's Thriftway
8 School Street
Unity, ME 04988

Home Address: P.O. Box 6
Unity, ME 04999

Telephone Nos.: (207) 948-2731 (work); (207) 948-6414 (home)

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

Education (degrees, schools, and dates):

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(K) Name: Craig R. Burgess Age: 44

Office Street Address: 101 Centre Street
Bath, Maine 04530

Home Address: 87 Whiskeag Rd
Bath, Me 04530

Telephone Nos.: (207) 443-9554

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner & Operator of Burgess Computer Inc, Bath, Maine. Computer & Telephone Technology Solutions company with 23 staff. Owner & Operator of Anchor Tax & Accounting Inc.. Accounting & Bookkeeping firm providing tax preparation, bookkeeping and payroll services. Board Member & Treasurer of Catholic Charities of Maine. A statewide charity with over 400 employees and a gross annual budget of over $19M.Board Member and Founding Chairperson of Coastal Counties Workforce Development Board. Following Federal Workforce Investment Act Legislation(WIA), this organization oversees the development of the workforce in Maine's 6 coastal counties encompassing 6 Career Centers.

Education (degrees, schools, and dates):

BS, Electrical Engineering, University of Maine

(L) Name: Larry A Plotkin Age: 53

Office Street Address: 32 Buttonwood Lane
Portland, ME 04102

Home Address: Same as above

Telephone Nos.: (207) 775-3656

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner of The Plotkin Company LLC, a real estate consulting firm since 1998. Senior Vice President of Corporate Development at Hannaford Bros. Co., ending on January 5, 1999.

Education (degrees, schools, and dates):

MBA - 1978, University of Southern Maine
BS - 1972, University of Massachusetts

(M) Name: Arthur C. Markos Age: 53

Office Street Address: Gardiner Savings Bank
P.O. Box 190
Gardiner, ME 04345

Home Address: 46 Mattson Heights
Gardiner, ME 04345

Telephone Nos.: (207) 582-5550 (work); (207) 582-5414 (home)

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Gardiner Savings Bank Institution, Gardiner, Maine since 1983. Controller, Gardiner Savings Bank Institution, Gardiner, Maine from 1981-1983.

Education (degrees, schools, and dates):

1975 B.S. – University of Maine at Augusta, Augusta, Maine

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?* [X] Yes [ ] No

Explain:

Prior to joining AG, Mr. Westort was employed by SuperValu, a competitor of AG, from 1985 to May 1998. Prior to joining AG, Mr. Cloutier was employed by SuperValu, a competitor of AG, from 1989-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the passage of time since Mr. Westort's employment by such other firms and the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

Note: *After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.*

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Not applicable. No holder owns more than one share of Class A Common Stock or two shares of Class B Preferred Stock.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.26% of total outstanding)

After offering:

Assuming maximum securities sold: 7 shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(2.12% of total outstanding)

It is not anticipated that any officers or directors will acquire additional shares of common stock in this offering.

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. *(a)* *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, Mr. Watt has an outstanding loan with a balance of $85,899 as of March 28, 2003, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before June 1, 2004.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has an outstanding loan with a balance of $65,947 as of March 28, 2003, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before May 15, 2007.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its

affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholders generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

		Cash	Other
	Chief Executive Officer	$147,797	$0
	Chief Financial Officer	93,200	
	Key Personnel: Michael LeBlanc	78,800	$0
Total:		$319,797	$0
	Directors as a group (number of persons: 13)	$65,000	$0

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change for the next calendar year.

(c) *If any employment agreements exist or are contemplated, describe:*

On February 18, 2003, the Company entered into an Employment Agreement with Mr. Westort, which expires on March 30, 2005. Pursuant to that agreement Mr. Westort is entitled to receive an annual 'Base Salary' of $133,250 and 'Annual Bonus' of five percent of net income. There is a 'Change of Control' provision in the agreement that entitles Mr. Westort to receive additional compensation upon the occurrence of certain events evidencing a change in control of the Company; such additional compensation would equal the positive difference, if any, between (i) the sum of Mr. Westort's Base Salary, Annual Bonus and the value of the benefits payable to Mr. Westort in connection with his employment over the eighteen months following the change in control, and (ii) the sum of the annual compensation received by Mr. Westort and the

value of the benefits received by Mr. Westort from his employer (whether a successor to the Corporation or a third party) during the eighteen months following such change in control. In the event of his death the estate of Mr. Westort is entitled to receive eighteen months of 'Base Salary' as defined in the agreement.

In early April, 2003, the Company entered into Retention Agreements with four of its key employees, to ensure the continued services of such employees during the process of investigating the Company's strategic options. In exchange for a commitment by such employees to continue their employment, the Company has promised to pay to each such employee a bonus if their employment is not terminated (whether by the Company or by the employee) as of the closing of any Transaction, with an additional bonus payable if the employee is terminated by the Company or any successor within ninety days of the closing of such Transaction. The maximum aggregate amount payable pursuant to the four Retention Agreements is $39,366. Each Retention Agreement expires six months after execution, but the Company anticipates re-executing such agreements for an additional six months if discussions regarding a possible Transaction are continuing.

41. *(a)* *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* 0 shares *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:*

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants*: 0 shares.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

No shareholder approvals are required, other than for stock options, warrants or rights issuable to directors, officers or employees of the Company which, under Maine law, must be approved by the shareholders. No such arrangements are presently contemplated.

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination between such time and May 1999, when the property was sold to a third party unrelated to the Company.

A. G. Development Corp. received reimbursement from the Maine Department of Environmental Protection ("Maine DEP") pursuant to Maine law for certain of these expenses totaling approximately $61,000. Through the Maine state Groundwater Fund, expenses for the cleanup of the contaminated site are paid by the Groundwater Fund, up to a maximum of $1,000,000. According to a April 4, 2003 letter from Maine DEP, cleanup of the site has cost $439,985.61 as of March 2003, leaving untapped Groundwater Fund monies for this project of $560,014.39 to cover future cleanup expenses. It is the understanding of the Company that this remediation effort will be finished before January 1, 2004. Maine DEP estimated that the remaining costs of the cleanup will be as follows: no more than $50,000 for remediating petroleum-contaminated soil by "landspreading"; no more than $5,000 for water monitoring and sampling; and one damage claim from a third party in the amount of $34,900.

Under Maine law, additional claims for damages by third parties would need to be filed within two years of discovery of injury due to the contamination, unless such third party can show just cause for the delay in filing such claim. No additional third party claims have been filed, and the Company does not know of any potential third party claims which have not yet been filed. Maine DEP has also considered assessing fines against the Company for allegedly not reporting the contamination of the site in 1986 upon the removal of the underground storage tanks. The Company believes that proper notification of the contamination was provided in a timely manner, and that fines would be inappropriate. The Maine DEP has taken no action regarding fines, nor communicated with the Company regarding any potential fines, since 1999, and the Company believes that any fines, if assessed, would not have a material adverse effect on the Company's financial condition or operations.

In addition, management learned in mid-1998 that the Company had engaged in substantial sales of its securities without the required registration under federal and state securities laws or an available exemption from such requirements. In an effort to remedy these violations, pursuant to this Form 1-A, the Company offered eligible purchasers of such securities the right to rescind such transactions. Such rescission offer was made in accordance with relevant provisions of the Maine and New Hampshire securities laws. One holder of securities totaling under $14,000 elected to rescind its purchase pursuant to this Offer. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable—the Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company does not believe that such factors exist.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Not applicable—the Company showed a profit during the 2002-03 fiscal year.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

During the fiscal years ending in March 1986, March 1987 and March 1988, the Company experienced an economic crisis as a result of the construction of a new warehouse and the related debt incurred combined with stagnant sales for the two-three years following construction. More specifically, these difficulties were attributable to the failure of new accounts and sales volume to be generated sufficiently quickly to cover the additional expenses associated with the construction and operation of the Company's expanded warehouse facilities. With an aggressive sales approach and the restructuring of programs to become more competitive, as well as stabilization and improvement in the local economy, sales volume has nearly doubled within the past fifteen years. Despite the industry trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, Maine, New Hampshire and Vermont, because of their rural populations, have been able to maintain and consistently grow the independent base as the volume that is available is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire and Vermont, the supermarket chains are not focused on growth in the region. Consequently, the marketplace for the independent retailer in northern New England is, in management's opinion, very healthy. Continued improvements in regional economic conditions appear to favor independent retail grocers and, therefore, the Company's growth and expansion program.

<u>Fiscal Year Ended March 28, 2003 Compared to Fiscal Year Ended March 29, 2002</u>. For the fiscal year ended March 28, 2003, Company sales were 3.88% less than the prior year ended March 29, 2002. The Company had a net income in fiscal 2003 of $127,307 as compared to $240,629 in fiscal 2002.

Sales for the year ended March 28, 2003 of $132,124,796 represent a decrease of $5,332,365 from prior year. The decrease can be attributed to a number of factors. Price declines in the beef, pork and milk commodity markets were reflected in lower wholesale prices, meaning that the total dollar value of sales decreased on similar volume of goods sold. Similarly, for the last six months of the fiscal year Phillip Morris provided discounts of up to 23% of cost on key items, which discounts, in turn, were passed along to our customers. The loss of two retail

accounts during the year also had a negative impact on sales, although the accounts, in the aggregate, had accounted for less than 1% of sales in previous years. These factors more than offset any increases from new account sales or expansions. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat. On the whole, management believes that, with continued consolidation of the New England wholesale market, the small independent grocer is hard pressed to find a full service wholesale supplier, and the Company's full-service, customer-oriented approach to business with an emphasis on customized advertising will continue to show positive results. In addition, should the Company go ahead with the expansion of the perishables section of its Gardiner warehouse, management believes that the expanded variety and quantity of produce, meat, pork, and dairy products will enable the Company to expand sales to current customers and become more attractive to prospective customers.

Gross profit increased to 6.84% of sales in 2003 from 6.58% in 2002. The total amount of Gross Profit was unchanged due to the decrease in sales. Profits in most product categories improved in 2003 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for fiscal 2003 was $160,194, or .23% higher, than prior year. For the year ended March 28, 2003, these items amounted to 4.10% of sales versus 3.87% for the year ended March 29, 2002. The increase is due to management efforts to increase all sources of income as the opportunities arise.

Total operating expenses of $13,586,316 for the year ended March 28, 2003 were 10.28% of sales, as compared to 9.75% in fiscal 2002. Labor expense increased in 2003 to 2.25% of total sales, up from 2.04% for the prior year, as a direct result of increased labor inefficiency due to low morale among warehouse and delivery personnel during prolonged negotiations for a new five year union contract, which was signed in September, 2002. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.40% for the current year represent a .30% increase over fiscal 2002, a percentage increase due to the reduction in sales as well as due to a twenty percent increase in the cost of insurance. Management also reduced the number of administrative positions in fiscal 2003 to control expenses. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense had remained stable for the years of 1997 to 2001 at $885,935, $894,592, $895,327, $883,713, and $907,992, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates paid on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% at the beginning

of fiscal 2000 to a low of 4.75% at year end. This trend of decreasing interest rates continued in 2003 and the year ended with an interest expense of $651,976. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 5.38% to 4.875% in fiscal 2003.

Pre-tax income amounted to $238,937 in fiscal 2003, as compared to $360,291 in fiscal 2002. The major contributors to the decrease in fiscal 2003 were the 3.88% decrease in the cash value of sales and the increase in labor expenses described above.

Fiscal Year Ended March 29, 2002 Compared to Fiscal Year Ended March 30, 2001. For the fiscal year ended March 29, 2002, Company sales were greater than the prior year ended March 30, 2001 by 4.47%. Net income was $240,629 in fiscal 2002 as compared to $126,856 in fiscal 2001.

Sales for the year ended March 29, 2002 of $137,457,161 represent an increase of $5,877,776 over prior year. The latest year's increase of 4.47% is the result of the addition of several large retail accounts, an increase in same - store sales and expansion into other marketing territories. Management believes that, with continued consolidation of the New England wholesale market, the small independent grocer is hard pressed to find a full service wholesale supplier. Management believes that the Company's full - service, customer - oriented approach with an emphasis on customized advertising is showing positive results. Expansion into other New England markets has also proven successful to date.

Sales- related income items of gross profit, service charge, advertising and central billing for fiscal 2002 were up by $294,624, an increase of 2.09% over the prior fiscal year. For the year ended March 29, 2002, these items amounted to 10.45% of sales versus 10.67% for the year ended March 30, 2001. The decrease in percent is due to a shift in the sales mix; increased cigarette sales (which are not compensated on fee) reduced the service fee revenue as a percentage of sales by 23 basis points.

Total operating expenses of $13,391,828 for the year ended March 29, 2002 were 9.75% of sales, as compared to 9.83% in fiscal 2001. In Fiscal 2002 labor expenses as a percentage of total sales dropped to 2.04%, versus 2.17% in Fiscal 2001, as a result of a full year of increased efficiency in the warehouse management system. Administrative expenses have risen over the prior year from 6.18% to 6.29%. Besides normal wage increases, the cost of insurance benefits for employees increased 20%, and bad debt expenses were higher than prior year by $100,000 due to the reduction of the bad debt reserve in fiscal 2001 by that same amount.

Interest expense had remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates

or company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% in fiscal 2000 to a low of 4.75% in fiscal 2002. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 7.25% to 5.38% in fiscal 2002.

Pre-tax income amounted to $360,291 in fiscal 2002, compared to $275,838 in fiscal 2001. The major contributors to this increase in fiscal 2002 were the 4.47% increase in sales, the increased warehouse productivity from the warehouse management system, and the interest savings related to the decrease in the prime rate.

Fiscal Year Ended March 30, 2001 Compared to Fiscal Year Ended March 31, 2000. For the fiscal year ended March 30, 2001, Company sales were less than those for the prior year ended March 31, 2000 by 21.37%. Net income was $126,856 in fiscal 2001 as compared to a loss of ($183,930) in fiscal 2000.

Sales for the year of $131,579,385 represent a decrease of $35,761,831 from the prior year. During the last month of Fiscal 2000 the Company lost its biggest customer (Irving Oil), which equated to 18% of revenue or nearly $30,100,000 of sales. Also, the Company had a 53 week year during fiscal 2000 in which another $3,200,000 of sales had inflated fiscal 2000 versus fiscal 2001. Management believes that the Company's full service, customer oriented approach with an emphasis on customized advertising is showing positive results. The expansion into other New England markets has also proven successful to date.

Sales related income items of gross profit, service charge, advertising and central billing for fiscal 2001 were $2,533,114 or 15.27% less than the prior year. For the year ended March 30, 2001, these items amounted to 10.68% of sales versus 9.91% for the year ended March 31, 2000. Although the lost Irving sales meant less gross profit dollars, the Company's actual gross profit percentage increased due to the fact that most of the Irving business was non-service fee related. (The decrease in sales made the Company unable to take advantage of volume discounts and allowances, as reflected in a current gross profit margin of 6.62% of sales as compared to 6.76% in the prior year. However, service fee charges went from 2.28% in fiscal 2000 to 2.86% in the current year.)

Total operating expenses of $12,943,650 for the year ended March 30, 2001 were 9.83% of sales, as compared to 9.59% in fiscal 2000. From fiscal 1996 through fiscal 2001, the Company had operating expenses ranging from a high of 9.83% of sales to a low of 9.07% of sales. Direct labor expense has increased steadily over the period from 1.90% of total sales in 1996 to 2.17% in 2001 as a result of contractual increases to union employees and the implementation of a warehouse management system in fiscal 2000 that far exceeded budgeted direct labor costs due to additional training needs. Management believes that the warehouse management system will reduce direct labor costs through operating efficiencies as shown in the fiscal 2001 figures. These savings should increase in subsequent years as the benefits from the system changes are fully realized. Administrative and retail costs have risen over the previous last five years but at a lower rate than revenues. In 1996, administrative and retail costs were 6.22% of

sales; in 1999, they were 5.90% of sales. But in fiscal 2000 those costs, although less in dollars because of layoffs resulting from the loss of the Irving account, represent a higher percentage of Company sales due to a 21% drop in sales.

The decrease in interest income to $28,678 in fiscal 2001 from $43,100 in 2000 was due to a reduction in Notes Receivable due from Members.

There was a gain of $29,417 on the sale of property in 2001 as compared to a loss of $96,181 in 2000. The Company recognized a one-time charge for the sale of two former retail sites in 2000.

Interest expense has remained stable for the last five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to members (as contrasted to other lenders) has increased in each of the last four years. Short-term borrowing decreased in fiscal 2001 due to the loss of our largest customer (which carried a substantial accounts receivable balance) and the increase in capital deposits of $34,981. The Company entered into a fixed rate agreement of 8.33% on $2,500,000 in October of 2000 to hedge against rate increases. The Company was able to reduce financing costs for the year by managing the amounts financed at LIBOR plus 175 basis points. The ability to borrow at various interest rates is part of a two-year financing agreement entered into with Fleet Bank in September 2000.

Pre-tax income amounted to $275,838 in fiscal 2001 compared to a loss of ($348,476) in fiscal 2000. The major contributors to this loss in fiscal 2000 were the Y2K conversion and the new warehouse management system.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 6.84%.

What is the anticipated gross margin for next year of operations? Approximately 6.84%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The 2002 Distributor Productivity and Financial Report prepared by Food Distributors International showed an average gross margin in 2001 for wholesalers with net sales of under $600 million and 9.6%; the average gross margin of all North American Wholesale Grocers Association members in 2001 was 10%.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART F/S

Attach: 1. Balance sheet as of end of last two fiscal years.

2. Statements of income, cash flows and stockholders' equity for each of the last 2 fiscal years.

Associated Grocers of Maine, Inc. and Subsidiaries

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 28, 2003 and March 29, 2002
With Independent Auditors' Report

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 28, 2003 and March 29, 2002

CONTENTS

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Grocers of Maine, Inc.

We have audited the accompanying consolidated balance sheets of Associated Grocers of Maine, Inc. and Subsidiaries as of March 28, 2003 and March 29, 2002 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Grocers of Maine, Inc. and Subsidiaries as of March 28, 2003 and March 29, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, for the year ended March 29, 2002.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
May 8, 2003

One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 • Telephone 207-879-2100 • Telefax 207-774-1793 • www.bnncpa.com
650 Elm Street, Suite 302, Manchester, New Hampshire 03101 • Telephone 603-641-6171 • Telefax 603-666-0643 • mail@bnncpa.com

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 28, 2003 and March 29, 2002

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$ 161;143	$ 752,726
Trade accounts receivable (less allowance for doubtful accounts of $150,000 in 2003 and $196,813 in 2002)	4,718,203	5,299,492
Notes receivable – members, current portion	257,216	234,425
Inventories	7,151,527	7,352,912
Inventories – supplies	109,288	144,270
Prepaid expenses –	362,607	338,681
Income taxes refundable	39,680	–
Deferred taxes	286,000	330,000
Total current assets	13,085,664	14,452,506
Property, plant and equipment:		
Land and land improvements	157,369	157,369
Buildings	5,824,870	6,170,040
Automotive equipment	1,088,626	909,334
Office furniture and equipment	2,209,265	2,152,878
Warehouse equipment and information systems	5,358,707	5,081,452
Retail equipment	–	145,853
	14,638,837	14,616,926
Less accumulated depreciation	8,952,112	8,471,816
	5,686,725	6,145,110
Construction in progress	95,146	64,367
	5,781,871	6,209,477
Other assets:		
Notes receivable – members	635,168	343,594
Investments in grocery cooperatives	279,218	262,733
Deferred finance costs, net	13,815	19,002
	928,201	625,329
Total assets	$ 19,795,736	$ 21,287,312

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Bank overdraft	$ 471,368	$ 1,084,609
Notes payable	3,000,000	3,654,000
Current portion of long-term debt	47,579	45,132
Current portion of obligations under capital lease	–	158,484
Accounts payable	3,487,501	3,760,992
Accrued expenses	1,073,306	1,348,716
Total current liabilities	8,079,754	10,051,933
Other liabilities:		
Long-term debt – net of current portion	569,302	616,880
Deferred taxes	333,000	243,000
Total other liabilities	902,302	859,880
Capital deposits	8,132,785	7,759,008
Total liabilities	17,114,841	18,670,821
Stockholders' equity:		
Preferred stock – noncumulative; $2,500 par value, authorized – 1,600 shares, issued – 399 shares (420 in 2002)	997,500	1,050,000
Preferred stock subscribed, and unissued	220,000	175,000
Common stock – $1,500 par value, authorized – 800 shares, issued – 244 shares (245 in 2002)	366,000	367,500
Paid-in capital	233,621	232,342
Retained earnings	1,083,774	1,008,649
Accumulated other comprehensive loss	–	(42,000)
	2,900,895	2,791,491
Less: subscriptions receivable – preferred stock	220,000	175,000
	2,680,895	2,616,491
Total liabilities and stockholders' equity	$ 19,795,736	$ 21,287,312

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended March 28, 2003 and March 29, 2002

	2003	% of Sales	2002	% of Sales
Sales	$ 132,124,796	100.00%	$ 137,457,161	100.00%
Cost of sales	124,313,015	94.09	129,861,270	94.47
Gross profit before vendors' discounts	7,811,781	5.91	7,595,891	5.53
Vendors' discounts	1,221,514	.93	1,437,637	1.05
Gross profit	9,033,295	6.84	9,033,528	6.58
Other operating income:				
Service charges	3,607,434	2.73	3,614,971	2.63
Commission income	228,755	.17	186,699	.14
Advertising	748,379	.56	694,712	.50
Central billing	838,031	.63	766,023	.56
Rental income	–	–	52,500	.04
	5,422,599	4.10	5,314,905	3.87
Operating expenses:				
Labor – warehouse, handling and delivery	2,976,898	2.25	2,804,149	2.04
Trucks and trailers	1,093,281	.83	1,107,935	.81
Warehouse	313,150	.24	325,249	.24
Depreciation	751,220	.56	764,760	.56
Administrative	8,451,767	6.40	8,389,735	6.10
	13,586,316	10.28	13,391,828	9.75
Operating income	869,578	.66	956,605	.70
Other income (expense):				
Interest on savings and notes receivable	20,066	.01	27,235	.02
(Loss) gain on sale of property and equipment	(3,058)	–	38,215	.03
Miscellaneous	4,327	–	10,887	.01
Interest on members' accounts	(414,990)	(.31)	(369,635)	(.27)
Interest – other	(236,986)	(.18)	(303,016)	(.23)
	(630,641)	(.48)	(596,314)	(.44)
Income before income tax expense	238,937	.18	360,291	.26
Income tax expense	(111,630)	(.08)	(119,662)	(.09)
Net income	127,307	.10%	240,629	.17%
Other comprehensive income (loss):				
Gain (loss) on derivative cash flow hedge	42,000		(42,000)	
Comprehensive income	$ 169,307		$ 198,629	
Basic and diluted earnings per common share	$ 386.32		$ 834.42	

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 28, 2003 and March 29, 2002

	Preferred Stock	Preferred Subscribed	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at March 30, 2001	$ 1,067,500	$ 172,500	$ 372,000	$ 235,424	$ –	$ 818,645	$ 2,666,069
Add:							
Shares issued:							
Preferred stock	75,000	–	–	–	–	–	75,000
Common stock	–	–	30,000	20,540	–	–	50,540
Subscriptions:							
Preferred stock	–	90,000	–	–	–	–	90,000
Net income	–	–	–	–	–	240,629	240,629
Deduct:							
Shares redeemed:							
Preferred stock	92,500	–	–	–	–	–	92,500
Common stock	–	–	34,500	23,622	–	–	58,122
Subscriptions redeemed:							
Preferred stock	–	22,500	–	–	–	–	22,500
Subscriptions collected:							
Preferred stock	–	65,000	–	–	–	–	65,000
Dividends paid	–	–	–	–	–	50,625	50,625
Other comprehensive loss	–	–	–	–	42,000	–	42,000
Balances at March 29, 2002	1,050,000	175,000	367,500	232,342	(42,000)	1,008,649	2,791,491
Add:							
Shares issued:							
Preferred stock	75,000	–	–	–	–	–	75,000
Common stock	–	–	43,500	29,783	–	–	73,283
Subscriptions:							
Preferred stock	–	125,000	–	–	–	–	125,000
Other comprehensive income	–	–	–	–	42,000	–	42,000
Net income	–	–	–	–	–	127,307	127,307
Deduct:							
Shares redeemed:							
Preferred stock	127,500	–	–	–	–	–	127,500
Common stock	–	–	45,000	28,504	–	2,307	75,811
Subscription redeemed:							
Preferred stock	–	27,500	–	–	–	–	27,500
Subscription collected:							
Preferred stock	–	52,500	–	–	–	–	52,500
Dividends paid	–	–	–	–	–	49,875	49,875
Balances at March 28, 2003	$ 997,500	$ 220,000	$ 366,000	$ 233,621	$ –	$ 1,083,774	$ 2,900,895

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 28, 2003 and March 29, 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 127,307	$ 240,629
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	751,220	764,760
Amortization	5,187	5,187
Loss (gain) on sale of property, plant and equipment	3,058	(38,215)
Gain on sale of investments	(2,585)	–
Deferred taxes	106,000	107,000
(Increase) decrease in operating assets:		
Trade accounts receivable	372,230	(992,157)
Inventories	201,385	(11,044)
Inventories – supplies	34,982	(58,693)
Prepaid expenses	(23,926)	(10,184)
Income taxes refundable	(39,680)	266,500
Other assets	–	1,963
Increase (decrease) in operating liabilities:		
Accounts payable	(273,491)	(1,109,474)
Accrued expenses	(205,410)	166,073
Net cash provided (used) by operating activities	1,056,277	(667,655)
Cash flows from investing activities:		
Disbursements on notes receivable members	(561,647)	(337,000)
Principal payments received on notes receivable members	200,123	357,879
Proceeds from sale of investments in grocery cooperatives	3,085	40,478
Purchase of investments in grocery cooperatives	(16,985)	(119,926)
Proceeds from sale of property and equipment	5,250	38,215
Purchase of property, plant and equipment	(490,406)	(782,901)
Net cash used by investing activities	(860,580)	(803,255)
Cash flows from financing activities:		
Net borrowings (payments) under line-of-credit agreement and bank overdraft	(1,267,241)	908,355
Principal payments on long-term debt	(45,131)	(41,629)
Principal payments under capital lease obligation	–	(6,404)
Proceeds from issuance of preferred stock	70,956	4,946
Proceeds from issuance of common stock	73,283	50,540
Redemption of preferred stock	(127,500)	(92,500)
Redemption of common stock	(75,811)	(58,122)
Deposits to capital deposits	2,967,058	2,732,455
Withdrawals from capital deposits	(2,333,019)	(2,039,584)
Dividends paid	(49,875)	(50,625)
Net cash provided (used) by financing activities	(787,280)	1,407,432

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended March 28, 2003 and March 29, 2002

	2003	2002
Net decrease in cash and cash equivalents	$ (591,583)	$ (63,478)
Cash and cash equivalents at beginning of year	752,726	816,204
Cash and cash equivalents at end of year	$ 161,143	$ 752,726
Supplemental disclosure of cash flow information:		
Cash paid during the year:		
Interest	$ 691,650	$ 793,506
Income taxes paid, net of refunds received	45,710	(254,235)
Supplemental disclosure of noncash investing and financing activities:		
Capital deposits were applied to trade accounts receivable and notes receivable – members as follows:		
Accounts receivable	$ 209,059	$ 194,444
Notes receivable	47,158	35,515
	$ 256,217	$ 229,959

During 2003, $125,000 of preferred stock was subscribed. The amount subscribed in 2002 was $90,000.

Additional preferred stock was issued in 2003 upon conversion of $4,044 of capital deposits. $70,054 was issued in 2002.

During 2002, accrued expenses increased $70,000, deferred tax asset increased $28,000 and accumulated other comprehensive loss increased $42,000 as a result of losses on a derivative cash flow hedge.

During 2003, a capital lease with a value of $158,484 was terminated along with property and equipment of the same value.

See accompanying notes.

1. Summary of Significant Accounting Policies

Operations

Associated Grocers of Maine, Inc. (the Association) is primarily in the business of buying, warehousing, shipping and billing groceries and related products to member stores which, according to the Association's Bylaws, are also stockholders of the Association. The Bylaws allow the Association to sell to nonmember stores, but only in such a way that a competitive advantage to the members is preserved. The Association operates throughout Maine, New Hampshire, Massachusetts and Vermont.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Association conducts its business on a 52-53 week year. The years ended March 28, 2003 and March 29, 2002 each contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiaries, Allied Insurance Agency of Maine, Inc. and A.G. Development Corp. All intercompany accounts and transactions have been eliminated in consolidation. Allied Insurance Agency of Maine, Inc. was formed to sell insurance to member-retailers, nonmembers and to the Association. A.G. Development Corp. was created as a separate entity for the purpose of owning, buying, renting and leasing retail grocery businesses, real estate, buildings, equipment, etc. A.G. Development Corp. had no substantial activity during 2003 and had no assets or liabilities at March 28, 2003.

Inventories

Inventories, which consist of groceries and related products, are valued at the lower of cost or market, with cost determined on a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line and accelerated methods over the respective useful lives.

Advertising

Advertising costs are charged to operations when incurred and approximated $65,000 and $112,000 for 2003 and 2002, respectively.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Accounts Receivable

Revenue is recognized when the product is shipped. The allowance for doubtful accounts is provided based on an analysis by management of the collectibility of outstanding balances. Management considers the age of outstanding balances and the creditworthiness of customers in determining the allowance for doubtful accounts.

Deferred Finance Costs

Costs incurred in connection with obtaining debt are being amortized over the life of the respective loan on a straight-line method.

Pension Plan

The Association has a deferred savings plan that covers substantially all the Association's non-union employees. The Association also contributes on behalf of its union employees to a union pension plan pursuant to a collectively bargained agreement. The Association's policy is to accrue pension costs as incurred.

Income Taxes

Income taxes are provided for based on financial statement income. Deferred income taxes arise from temporary differences in the bases of assets and liabilities for financial reporting and tax purposes. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. Deferred assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. The Association files a consolidated tax return which includes the income or losses for its subsidiaries.

Earnings per Share

Basic and diluted earnings per share (EPS) are computed based on the weighted average number of common shares outstanding. The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computation for the years ended:

	March 28, 2003			March 29, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$ 127,307	–	$	$ 240,629	–	$ –
Preferred stock – dividend	31,500	–		32,025	–	–
Basic and diluted EPS	$ 95,807	248	$386.32	$ 208,604	250	$ 834.42

1. **Summary of Significant Accounting Policies (Continued)**

The Association's calculation for basic and diluted EPS is the same, as there are no options or convertible securities outstanding.

Statements of Cash Flows

For purposes of the statements of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Reclassification

Certain items in the 2002 financial statements have been reclassified to enhance comparison to the 2003 financial statements.

Interest Rate Swap Agreement

The Financial Accounting Standards Board (FASB) issued Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement, effective for the Company in the year ended March 29, 2002, requires that the Company record as an asset or liability the fair value of the interest rate swap agreement described in note 5. This statement also stipulates the criteria necessary for the interest rate swap agreement to qualify for cash flow hedge accounting. The effective portion of gains or losses under cash flow hedge accounting is reported as a component of equity in accumulated other comprehensive income (loss). During 2002, the Company used cash flow hedge accounting to account for the interest rate swap agreement. The Company determined that the interest rate swap is highly effective in hedging its exposure to variable interest rates on its debt.

As of March 29, 2002, the Company has a liability of $70,000 as a result of the interest rate swap agreement, which has been included in accrued expenses. The fair value on the interest rate swap agreement at March 29, 2002 of $70,000 less the related income tax effect of $28,000 has been recorded as a component of comprehensive income. The impact of adoption of this statement as of the beginning of fiscal 2002 is treated as a cumulative effect of an accounting change and consisted of the fair value of the agreement at that date, a liability of $83,000, less income tax effects of $23,000.

Cumulative effect of change in accounting for derivatives	$50,000
Change in fair value of derivative, net of tax	(8,000)
Other comprehensive loss	$42,000

The interest rate swap agreement expired in September 2002. The Company recognized $42,000 of other comprehensive income in 2003.

2. Cash

The Association maintains its cash accounts in four commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, the Association has cash on deposit in excess of the FDIC coverage. The Association had $1,251,749 on deposit in excess of FDIC coverage at March 28, 2003. The bank balance is higher than book due to outstanding checks.

3. Notes Receivable – Members

The Association has notes receivable with some members. The majority of these notes are secured by property and securities. Interest rates on the notes at March 28, 2003 range from 0% to 6.25% (March 29, 2002 range from 0% to 6.25%).

The composition of notes receivable was as follows:

	2003	2002
Notes receivable	$892,384	$578,019
Less: current portion	257,216	234,425
	$635,168	$343,594

4. Investments In Grocery Cooperatives

The Association owned 2,942 Class C stock shares at March 28, 2003 and March 29, 2002, in Associated Wholesalers, Inc., a grocery and health and beauty care distribution cooperative based in Pennsylvania. The Association owned 194,614 and 177,906 shares at March 28, 2003 and March 29, 2002, respectively, of nonvoting common stock in Western Family Holding Company, the parent organization to Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These shares of Associated Wholesalers, Inc. and Western Family Holding Company are non-trading securities and carried at cost for financial statement purposes. Investments in grocery cooperatives are as follows:

	2003	2002
Associated Wholesalers, Inc.	$ 80,956	$ 80,956
Western Family Holding Company	194,713	178,005
Other grocery cooperatives	3,549	3,772
	$279,218	$262,733

5. Notes Payable

The notes payable were as follows:

	2003	2002
Fleet Bank:		
$6,000,000 line of credit with interest rates at London Interbank Offered Rate (LIBOR) plus 175 basis points for base borrowing (3.02% and 3.596% at March 28, 2003 and March 29, 2002) maturing September 30, 2004 and, at March 29, 2002 Fleet Bank of Maine's prime lending rate for borrowings in excess of $3,500,000 (4.75% at March 29, 2002), secured by all corporate assets	$3,000,000	$3,654,000

The Company entered into an interest rate swap agreement which effectively converted a portion of its variable rate LIBOR debt to fixed rate debt outstanding at March 29, 2002, as follows:

Notional amount	$2,500,000
Interest payable – fixed rate	8.33%
Expiration date	September 30, 2002
Fair value of swap – liability – March 29, 2002	$70,000

The swap agreement terminated September 2002.

The Association also has a revolving term loan in the amount of $2,000,000 for the purpose of lending to member stores. There was no outstanding balance as of March 28, 2003 and March 29, 2002.

Restrictive Covenants

The loan agreement relating to the Fleet Bank revolving term loan contains various covenants pertaining to maintenance of net worth with various financial ratios, capital expenditures, and other reporting requirements. As of March 28, 2003, the Association was in compliance with these covenants.

6. Long-Term Debt

Long-term debt was as follows:

	2003	2002
City of Gardiner, Maine:		
Urban Development Action Grant – secured by land, buildings, fixtures and equipment, interest rate 8% payable in 19 quarterly installments of $23,200 through November 2005 with a balloon payment in 2006	$614,297	$655,865
Secured by a vehicle, interest rate 10%	2,584	6,147
	616,881	662,012
Less: current portion	47,579	45,132
	$569,302	$616,880

Maturities of long-term debt are as follows:

2004	$ 47,579
2005	48,704
2006	520,599

7. Leases

The Association leases automotive equipment, computer and office equipment under operating leases with various terms. Rent expense approximated $889,000 for 2003 and $948,000 for 2002. The future minimum rental payments required under operating leases are as follows:

2004	$ 658,000
2005	579,000
2006	499,000
2007	463,000
2008	332,000
Thereafter	276,000
Total minimum future rentals	$2,807,000

The automotive equipment leases contain requirements for possible additional mileage surcharges in addition to the amounts disclosed above. A portion of the lease payments for automotive equipment include payments for repairs and maintenance.

7. Leases (Continued)

In connection with a member store's lease obligation on a retail building and equipment located in Skowhegan, Maine, the Association guarantees rental payments to a third party for $65,000 per year until 2006. The maximum exposure to the Association is $195,000.

8. Capital Deposits

In order to assure the Association of working capital and to provide security for credit extended to stockholders, each stockholder is required to invest in "capital deposits" of the Association to the extent of the member's capital deposit factor. The capital deposit factor is based upon three times each store's average total weekly purchases from the preceding year, up to $50,000 per store. Every member store is required to pay into its capital deposit account a minimum of 1% of its total purchases until such time that the store's capital deposit factor has been met.

For the years ended March 28, 2003 and March 29, 2002, interest was paid at the rate of 4.5% and 5.25%, respectively, on the member's capital deposit factor after attaining one week's average weekly purchases, and at the average prime rate less .75% and 1% for the years ended March 28, 2003 and March 29, 2002, respectively, or the capital deposit factor rate (whichever is higher) for amounts in excess of the member's capital deposit factor (certificates of capital deposits).

If a stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Association, his/her capital deposits become payable upon demand, with actual payment made approximately six weeks from the date of demand due to administrative requirements.

Detail of capital deposits was as follows:

	2003	2002
Capital deposits	$7,879,505	$7,400,545
Certificates of capital deposits, one-year term, rates of 4.5% in 2003 and 5.25% to 7% in 2002	253,280	358,463
	$8,132,785	$7,759,008

9. Stockholders' Equity

A requirement of the Association is that the preferred and common stock of Associated Grocers of Maine, Inc. owned by each member be pledged to the Association for security of that member's accounts receivable. Upon termination of a membership, the stockholder is required to resell his/her stock to the Association. The members are required to purchase one share of Class A stock upon joining the organization at a par value of $1,500 and an additional $1,027 of paid in capital.

The Association authorized 1,600 shares of Class B, nonvoting, preferred stock at a par value of $2,500 each with a noncumulative dividend preference not to exceed 12%. Any dividends on all stock may be applied to the member's capital deposit account.

9. Stockholders' Equity (Continued)

Members are required to purchase two shares of the Class B stock. Members have the option of purchasing the stock outright or may have funds transferred from their capital deposit accounts. If funds are transferred from the capital deposit accounts, members are required to replenish their accounts up to their factors by weekly payments equal to 1% of their purchases.

As of March 28, 2003, 88 shares of preferred stock were subscribed by member-stores in the amount of $220,000 (70 shares in the amount of $175,000 at March 29, 2002).

10. Benefit Plans

The Association's defined contribution plan for the union requires a per hour contribution for employees in 2003 and 2002 (not to exceed 40 hours per week), respectively.

The Association has a deferred savings 401(k), plan, which covers eligible non-union employees. The Association will match up to the first 3.5% of the employee compensation.

Pension expense for 2003 and 2002 was $326,961 and $296,553, respectively.

11. Income Taxes

Income tax expense (benefit) was as follows:

	2003			2002		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ (143)	$ 85,000	$ 84,857	$16,259	$ 86,000	$102,259
State	5,773	21,000	26,773	(3,597)	21,000	17,403
	$ 5,630	$106,000	$111,630	$12,662	$107,000	$119,662

The Association's effective income tax rate is different than would be expected if the federal statutory rate was applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

11. Income Taxes (Continued)

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Association's effective rate is as follows:

	2003	2002
Computed tax at the expected statutory rate	$ 81,238	$122,500
State taxes, net of federal benefits	17,670	11,500
Other	12,722	(14,338)
	$111,630	$119,662

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and are attributable to the following:

	2003	2002
Deferred tax asset:		
Trade accounts receivable and notes receivable	$ 60,000	$ 78,000
Inventories	89,000	94,000
Accrued compensated absences	134,000	130,000
Interest rate swap	–	28,000
Net operating loss carryforward	3,000	–
Total gross deferred tax asset	286,000	330,000
Deferred tax liabilities:		
Depreciation	(333,000)	(243,000)
Net deferred tax (liability) asset	$ (47,000)	$ 87,000

The net deferred tax assets (liability) in the accompanying balance sheets consist of the following components:

	2003	2002
Deferred tax assets – current	$ 286,000	$ 330,000
Deferred tax liability – noncurrent	(333,000)	(243,000)
Net deferred tax (liability) asset	$ (47,000)	$ 87,000

Management of the Association believes it is more likely than not that the deferred tax asset can be realized through the Association's ability to generate taxable income in the future. Therefore no valuation allowance is necessary on March 28, 2003 and March 29, 2002.

12. Related Party Transactions

Board of Directors

Directors fees and travel reimbursement paid to the Board of Directors amounted to approximately $65,000 for the years ended March 28, 2003 and March 29, 2002.

The Association has note receivables with certain board members of $151,846 and $54,706, as of March 28, 2003 and March 29, 2002, respectively. (See note 3)

13. Segment Reporting

The Association has addressed the reporting requirements under Financial Accounting Standards Statements (FASB) No. 131, *Disclosures about Segments of an Enterprise*, and related information and has classified its operations into three reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, distribution and service strategies. Reportable segments are as follows:

2003	A.G. 1	Allied 2	Eliminations	Total
External:				
Sales	$ 132,124,796	$ –	$ –	$ 132,124,796
Service Charges	3,600,429	15,045	(8,040)	3,607,434
Commission income	–	273,605	(44,850)	228,755
Advertising	748,379	–	–	748,379
Central billing	838,031	–	–	838,031
Intersegment revenue		52,890	(52,890)	–
Interest expense	660,016		(8,040)	651,976
Depreciation and amortization	753,755	2,652	–	756,407
Profit (loss)	127,307	75,793	(75,793)	127,307
Assets	20,562,800	949,309	(1,716,373)	19,795,736
Expenditures for long-lived assets	490,406	–	–	490,406

13. Segment Reporting (Continued)

2002	A.G. 1	Allied 2	Development 3	Eliminations	Total
External:					
Sales	$ 137,457,161	$ –	$ –	$ –	$ 137,457,161
Service Charges	3,607,963	15,048	–	(8,040)	3,614,971
Commission income	–	234,588	–	(47,889)	186,699
Advertising	694,712	–	–	–	694,712
Central billing	766,023	–	–	–	766,023
Rental income	–	–	52,500	–	52,500
Intersegment revenue	–	55,929	–	(55,929)	–
Interest expense	663,653	–	17,038	(8,040)	672,651
Depreciation and amortization	742,588	5,660	21,699	–	769,947
Profit (loss)	240,629	50,325	(17,759)	(32,566)	240,629
Assets	21,565,555	929,321	254,287	(1,461,851)	21,287,312
Expenditures for long-lived assets	763,750	19,151	–	–	782,901

Reportable segment 1 consists of Associated Grocers of Maine, which primarily derives its revenue from the wholesale distribution of groceries. Segment 2 consists of Allied Insurance Agency of Maine, Inc., which derives its commission revenues from sales of insurance to member stores and others. Segment 3 consists of A.G. Development Corp., which leases retail grocery store property and equipment. The accounting policies applied by each of the segments are the same as those used by the Association.

14. Subsequent Event

On May 20, 2003, the Board of Directors declared a $75 per share cash dividend to preferred and common stockholders payable on June 20, 2003 to stockholders of record on March 28, 2003. Total amount of dividends to be paid approximates $48,225.

15. Concentrations

All of the Association's truck drivers, warehousemen and helpers are covered by a union contract that expires on August 31, 2006.

16. Commitments

On February 14, 2003, the Association signed an agreement with JPB Enterprises, Inc. (JPBE) whereby JPBE will act as an investment banker to the Association in connection with any proposed business combinations involving the Association and any other party, including analyzing, structuring, negotiating and effecting any proposed business combinations.

JPBE will be paid a nonrefundable fee of $5,000 per month for a period of five months and will receive a success fee based on a percentage of the aggregate purchase price in any business combinations pursuant to the agreement.

17. Fair Value of Financial Instruments

The Association's financial instruments, other than long-term debt, consist of cash and cash equivalents, receivables and payables, all of which have fair values substantially equal to carrying values due to their short-term nature. The fair value of the Company's long-term debt also approximates its carrying value. The fair value of the interest rate swap agreement at March 29, 2002 is discussed in note 5.

ADDITIONAL INFORMATION

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING AND ADDITIONAL INFORMATION

The Board of Directors
Associated Grocers of Maine, Inc.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies and is not a required part of the basic consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
May 8, 2003

One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 • Telephone 207-879-2100 • Telefax 207-774-1793 • www.bnncpa.com
650 Elm Street, Suite 302, Manchester, New Hampshire 03101 • Telephone 603-641-6171 • Telefax 603-666-0643 • mail@bnncpa.com

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 28, 2003 with Comparative Information for March 29, 2002

ASSETS

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current assets:			
Cash and cash equivalents	$ 15,634	$ 145,509	$ –
Trade accounts receivable(less allowance for doubtful accounts of $150,000 in 2003 and $196,813 in 2002)	4,703,917	72,212	(57,926)
Accounts receivable – affiliate	–	711,551	(711,551)
Notes receivable – members, current portion	257,216	–	–
Inventories	7,151,527	–	–
Inventories – supplies	109,288	–	–
Prepaid expenses	356,045	6,562	–
Income taxes refundable	39,680	–	–
Deferred taxes	286,000	–	–
Total current assets	12,919,307	935,834	(769,477)
Property, plant and equipment:			
Land and land improvements	157,369	–	–
Buildings	5,824,870	–	–
Automotive equipment	1,088,626	–	–
Office furniture and equipment	2,116,476	92,789	–
Warehouse equipment and information systems	5,358,707	–	–
Retail equipment	–	–	–
	14,546,048	92,789	–
Less accumulated depreciation	8,872,798	79,314	–
	5,673,250	13,475	–
Construction in progress	95,146	–	–
	5,768,396	13,475	–
Other assets:			
Notes receivable	635,168	–	–
Investment with grocery cooperatives	279,218	–	–
Deferred finance costs, net	13,815	–	–
Investment in subsidiaries	946,896	–	(946,896)
	1,875,097	–	(946,896)
Total assets	$ 20,562,800	$ 949,309	$ (1,716,373)

SCHEDULE 1

Consolidated	
2003	2002
$ 161,143	$ 752,726
4,718,203	5,299,492
–	–
257,216	234,425
7,151,527	7,352,912
109,288	144,270
362,607	338,681
39,680	–
286,000	330,000
13,085,664	14,452,506
157,369	157,369
5,824,870	6,170,040
1,088,626	909,334
2,209,265	2,152,878
5,358,707	5,081,452
–	145,853
14,638,837	14,616,926
8,952,112	8,471,816
5,686,725	6,145,110
95,146	64,367
5,781,871	6,209,477
635,168	343,594
279,218	262,733
13,815	19,002
–	–
928,201	625,329
$ 19,795,736	$ 21,287,312

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 28, 2003 with Comparative Information for March 29, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current liabilities:			
Bank overdraft	$ 471,368	$ –	$ –
Notes payable	3,000,000	–	–
Current portion of long-term debt	47,579	–	–
Current portion of obligations under capital lease	–	–	–
Accounts payable	3,543,014	2,413	(57,926)
Accounts payable – affiliate	711,551	–	(711,551)
Accrued expenses	1,073,306	–	–
Total current liabilities	8,846,818	2,413	(769,477)
Other liabilities:			
Long-term debt – net of current portion	569,302	–	–
Deferred taxes	333,000	–	–
	902,302	–	–
Capital deposits	8,132,785	–	–
Total liabilities	17,881,905	2,413	(769,477)
Stockholders' Equity:			
Preferred stock – noncumulative	997,500	–	–
Preferred stock subscribed	220,000	–	–
Common stock	366,000	10,000	(10,000)
Paid-in capital	233,621	–	–
Retained earnings	1,083,774	936,896	(936,896)
Accumulated other comprehensive income	–	–	–
	2,900,895	946,896	(946,896)
Less: subscriptions receivable – preferred stock	220,000	–	–
	2,680,895	946,896	(946,896)
Total liabilities and stockholders' equity	$ 20,562,800	$ 949,309	$ (1,716,373)

SCHEDULE 1
(CONTINUED)

Consolidated	
2003	2002
$ 471,368	$ 1,084,609
3,000,000	3,654,000
47,579	45,132
–	158,484
3,487,501	3,760,992
–	–
1,073,306	1,348,716
8,079,754	10,051,933
569,302	616,880
333,000	243,000
902,302	859,880
8,132,785	7,759,008
17,114,841	18,670,821
997,500	1,050,000
220,000	175,000
366,000	367,500
233,621	232,342
1,083,774	1,008,649
–	(42,000)
2,900,895	2,791,491
220,000	175,000
2,680,895	2,616,491
$ 19,795,736	$ 21,287,312

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year Ended March 28, 2003 with Comparative Information
for the Year Ended March 29, 2002

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Sales	$ 132,124,796	$ –	$ –
Cost of sales	124,313,015	–	–
Gross profit before vendors' discounts	7,811,781	–	–
Vendors' discounts	1,221,514	–	–
Gross profit	9,033,295	–	–
Other operating income:			
Service charges	3,600,429	15,045	(8,040)
Commission income	–	273,605	(44,850)
Advertising	748,379	–	–
Central billing	838,031	–	–
Rental income	–	–	–
	5,186,839	288,650	(52,890)
Operating expenses:			
Labor – warehouse, handling and delivery	2,976,898	–	–
Trucks and trailers	1,093,281	–	–
Warehouse	313,150	–	–
Depreciation	748,568	2,652	–
Administrative	8,286,412	210,205	(44,850)
	13,418,309	212,857	(44,850)
Operating income	801,825	75,793	(8,040)
Other income (expense):			
Interest on savings and notes receivable	20,066	–	–
Gain on sale of property and equipment	(3,058)	–	–
Miscellaneous	4,327	–	–
Interest on members' accounts	(414,990)	–	–
Interest – other	(245,026)	–	8,040
	(638,681)	–	8,040
Income before income taxes and equity in income of subsidiaries	163,144	75,793	–
Income taxes	(111,630)	–	–
Income before equity in income of subsidiaries	51,514	75,793	–
Equity in income of subsidiaries	75,793	–	(75,793)
Net income	127,307	75,793	(75,793)
Other comprehensive income (loss):			
Gain (loss) on derivative cash flow hedge	42,000	–	–
	$ 169,307	$ 75,793	$ (75,793)

SCHEDULE 2

Consolidated	
2003	2002
$ 132,124,796	$ 137,457,161
124,313,015	129,861,270
7,811,781	7,595,891
1,221,514	1,437,637
9,033,295	9,033,528
3,607,434	3,614,971
228,755	186,699
748,379	694,712
838,031	766,023
–	52,500
5,422,599	5,314,905
2,976,898	2,804,149
1,093,281	1,107,935
313,150	325,249
751,220	764,759
8,451,767	8,389,736
13,586,316	13,391,828
869,578	956,605
20,066	27,235
(3,058)	38,215
4,327	10,887
(414,990)	(369,635)
(236,986)	(303,016)
(630,641)	(596,314)
238,937	360,291
(111,630)	(119,662)
127,307	240,629
–	–
127,307	240,629
42,000	(42,000)
$ 169,307	$ 198,629

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING SCHEDULE OF ADMINISTRATIVE EXPENSES

March 28, 2003 with Comparative Information for March 29, 2002

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Administrative and office salaries	$ 3,289,875	$ 108,956	$ –
Data processing salaries	280,432	–	–
Commission expense	–	24,131	–
Janitorial expense	60,581	–	–
Supplies	210,307	8,841	–
Insurance	1,841,646	21,348	(44,850)
Heat	24,976	–	–
Telephone	153,971	–	–
Lights and water	346,381	–	–
Payroll taxes	498,726	9,521	–
Municipal and other taxes	222,813	180	–
Rent	138,300	10,023	–
Maintenance and repairs	27,870	–	–
Travel and entertainment	240,451	1,131	–
Professional	303,105	4,200	–
Amortization	5,187	–	–
Union pension plan	220,071	–	–
Pension plan – other	102,604	4,286	–
Data processing supplies and expense	157,146	–	–
Sales service expense and postage	31,860	–	–
Contributions	3,340	–	–
Bad debt expense	(65,008)	1,500	–
Dues and subscriptions	25,023	1,484	–
Advertising	63,236	1,754	–
Miscellaneous	103,519	12,850	–
Total	$ 8,286,412	$ 210,205	$ (44,850)

Consolidated

2003	% Sales	2002	% Sales
$ 3,398,831	2.57	$ 3,358,354	2.44
280,432	.21	271,476	.20
24,131	.02	16,158	.01
60,581	.05	57,336	.04
219,148	.17	238,825	.17
1,818,144	1.38	1,629,231	1.19
24,976	.02	17,646	.01
153,971	.12	129,867	.09
346,381	.26	385,393	.28
508,247	.38	526,091	.38
222,993	.17	226,606	.16
148,323	.11	155,653	.11
27,870	.02	30,735	.03
241,582	.18	243,545	.18
307,305	.23	303,354	.22
5,187	–	5,187	–
220,071	.17	197,103	.14
106,890	.08	99,450	.08
157,146	.12	184,332	.14
31,860	.02	32,775	.02
3,340	–	5,092	–
(63,508)	(.05)	54,189	.04
26,507	.02	20,440	.02
64,990	.05	111,593	.08
116,369	.09	89,305	.07
$ 8,451,767	6.40	$ 8,389,736	6.10

PART III—EXHIBITS

Item 1. Index to Exhibits

1. Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date. (Previously filed.)

2. Bylaws of Associated Grocers of Maine, Inc., as amended to date.

3. Form of Subscription Agreement for execution by purchasers of Securities. (Previously filed.)

4. Material agreements to which Associated Grocers of Maine, Inc. is a party:

    (a) Master Loan and Security Agreement with Fleet National Bank, dated as of May 12, 1998. (Previously filed.)

    (b) First Amendment to Master Loan and Security Agreement, dated as of October 26, 2000.

    (c) Second Amendment to Master Loan and Security Agreement, dated as of October 24, 2002.

5. Consent of Baker Newman and Noyes LLC

6. Opinion of Pierce Atwood re legality of securities and other matters. (Previously filed.)

BYLAWS
ASSOCIATED GROCERS OF MAINE, INC.
As amended June 19, 2002

Article I - NAME AND SEAL

This Corporation shall be known as ASSOCIATED GROCERS OF MAINE, INC. It shall have a common seal with the words "ASSOCIATED GROCERS OF MAINE, INC." in a circle and the figures "1953" in the center.

Article II - CAPITAL STOCK

The authorized capital stock of the Corporation shall be One Million Two Hundred Thousand Dollars ($1,200,000) divided into eight hundred (800) shares of the par value of Fifteen Hundred ($1,500) Dollars each, to be known as Class A, voting, common stock, and sixteen hundred (1,600) shares of Class B, non-voting, preferred stock, at a stated value of $2,500 each, with a non-cumulative dividend preference not to exceed 12 percent, all of which stock shall have inscribed on the back of each certificate thereof:

1. Each stockholder shall be entitled to one vote irrespective of the number of shares of the Corporation owned by him/her.

2. All holders of stock shall be engaged in the food business.

3. Whenever a stockholder shall cease to engage in the food business, or upon his/her death while so engaged, or upon a Board determination, by two-thirds vote, of his/her inimical conduct, pursuant to Article VI herein, all voting rights on stock standing in the name of such stockholder shall immediately cease.

4. No stockholder shall sell or otherwise dispose of his/her stock unless he/she shall, at least thirty (30) days previous thereto, have offered in writing to sell the same to the Corporation at a price equal to the current purchase price as established by the Board of Directors, and such offer to said corporation shall not have been accepted within said period.

Article III - MEETINGS

The annual meeting of the Corporation shall be held on the third Wednesday of June in each year, or on such other date as determined by the Board, provided that such time shall be no later than August 1st in any year, and at such hour and place as may be designated in notices mailed under the direction of the Clerk of the Corporation to the stockholders at least ten (10), but not more than sixty (60) days before the day of such meeting.

Special meetings of the Corporation shall be held at anytime by request of the President or a majority of the Directors, upon like notice to the stockholders, and the object for which each special meeting shall be called shall be stated in the notice thereof. A Special Meeting of the Corporation shall also be called by a petition signed by twenty percent (20%) of the stockholders.

Stockholders shall have the right to act at the annual meeting of the Corporation upon any matter affecting the interest of the Corporation, notwithstanding that such business was not specified in the call or notice for the meeting.

Any stockholder unable or not planning to attend the meeting may assign his/her voting rights in writing to another stockholder or presiding officer who must be in attendance at the meeting to vote for him/her.

The written proxy duly signed by the absent member must be filed with the clerk prior to the commencement of the meeting. The proxy may be revoked in writing prior to filing or if the member signing the proxy attends the meeting, the proxy is automatically revoked.

Any proxy signed and returned without change shall be voted by the presiding officer as set forth in the proxy, or if not specified therein, as directed by the majority vote of the Board of Directors.

Any proxy designating any other than a stockholder or presiding officer of the Corporation shall be void.

Article IV.A - MANAGEMENT AND OFFICERS

The complete management of the affairs of the Corporation shall be vested with a Board of Directors, consisting of the President of the Corporation, who shall serve ex officio only for the term of his or her presidency, and up to thirteen (13) directors. A majority of the elected directors shall be stockholders engaged in the food business. A catalog of policies adopted by the Board shall be maintained and updated monthly at the Chief Executive Officer's office at the warehouse. Membership shall be notified of policy changes by newsletter or updates to the Retailer Handbook.

Candidates who wish to be considered for election to the Board of Directors of the Corporation by the shareholders at an annual meeting of shareholders, or a substitute annual meeting thereof, shall provide to the Nominating Committee of the Board of Directors written notice of their desire to be so considered at least sixty (60) days prior to the date for the annual meeting set forth in these Bylaws in order to enable the Nominating Committee to consider such candidate. A candidate who fails to provide such timely notice, or who is not otherwise selected for nomination by the Nominating Committee or the Board of Directors shall be ineligible to be elected as a director of the Corporation at such annual or substitute annual meeting.

Except for the President of the Corporation, who shall serve as a director for the term of his or her presidency, effective beginning with the directors elected at the 2002 annual shareholders' meeting, no person shall be elected by the shareholders to serve as a director of the Corporation for consecutive terms exceeding a total of ten (10) consecutive years. For purposes of this section, "term" shall exclude the term of a Director who has been appointed by the Board of Directors of the Corporation to fill a vacancy created on the Board, and shall also exclude any term or portion thereof served by any person on the Board of Directors prior to the 2002 annual shareholders' meeting.

Directors as such shall receive no stated salary for their services, but by resolution of the Board of Directors, a Director's fee and/or reimbursement of expenses may be paid to Directors for attending regular or special meetings of the Board of Directors, or meetings of duly constituted committees thereof. The amount, terms and other conditions of any such fee or reimbursement of expenses shall be as determined by resolution of the Board of Directors, and the aggregate amount paid to the Directors shall be reported as a footnote in the Annual Report of the Corporation to its members.

The officers of the Corporation shall be a President, Chair of the Board, Vice-Chair of the Board, two Vice-Presidents, a Treasurer, a Chief Financial Officer, a Secretary and a Clerk. With the exception of the Chief Financial Officer and the Clerk, the Officers shall be elected from the membership of the Board of Directors. Other than the officers set forth in this paragraph, no other officer or employee of the Corporation shall be eligible to serve as a director of the Corporation.

If a member of the Board of Directors shall fail to attend three consecutive meetings of the Board, and shall fail to satisfactorily explain his/her absence to the Board, his/her office as Director may be declared vacant by the Board of Directors at any regular meeting, and the vacancy filled. All vacancies in the Board of Directors occurring between annual meetings of the Corporation, including stockholder directors no longer eligible, may be filled by the Board of Directors.

Special meetings of the Board, or of its Committees may take place by unanimous consent or telephonic or equivalent means provided they are in compliance with M.R.S.A. T. 13-A§708 (3) and §711.

Article IV.B - COMMITTEES

There shall be four (4) Standing Committees of the Board, as well as such other Committees as the Board deems necessary to oversee management of the organization. Non-board members are eligible not only to serve on all Committees, but to serve as Chair as well, and a wide representation of the membership is considered in the best interest of the Company. At least one Board member shall serve on each Committee to act as liaison between the Committee and the Board.

No committee shall have authority to encumber the property of the Corporation or bind the Corporation for the expenditure of funds or for any other purpose without either (1) advance authorization by the Board of Directors to such committee upon and subject to such terms and conditions as the Board of Directors may set for a specific

encumbrance of property of the Corporation or a specific expenditure of funds of the Corporation, or a specific binding of the Corporation, or (2) an advance and general authorization by the Board of Directors to such committee, upon and subject to such terms and conditions as the Board of Directors may set.

1. Nominating Committee: This Committee of nine (9) people shall be appointed by the Chair with the approval of the Board and shall consist of three directors whose terms are not expiring or who choose not to stand for nomination and re-election, and six (6) stockholders to be chosen by lot at the annual stockholders meeting from those stockholders willing to serve. If no stockholder expresses a willingness to serve, the Chair shall select the stockholder with the approval of the Board. The Committee will meet no later than 90 days prior to the annual meeting to consider nominees for directorship. At least forty-five (45) days prior to the annual meeting, the Chairman of the Nominating Committee will present the Committee's proposals for nominees for directorship to the Board of Directors. The Board of Directors will consider the Nominating Committee's proposals for directorship, and shall create a slate of candidates for such positions to present to the shareholders for voting at the annual meeting.

2. Executive Committee: This Committee shall consist of the officers as set Forth in Article IV.A, with the exception of the Clerk, and shall perform such functions as are assigned to it by the Board, and shall be chaired by the Vice-Chair of the Board.

3. Budget & Finance Committee: This Committee, to be appointed by the Chair with the approval of the Board, and on which the Treasurer shall serve, shall be responsible for the operating and capital budget, and the administration of sound fiscal practices.

4. Internal Audit Committee: This Committee, to be appointed by the Chair with the approval of the Board, shall meet at least quarterly and shall recommend the outside auditor, shall serve as liaison between the outside auditor and the Board, and shall report directly to the Board. Any Internal Auditor of the Corporation shall serve on and report to this Committee. The Internal Auditor position may be filled by the Board of Directors as recommended by the Internal Audit Committee.

Article V - ELECTIONS

The Clerk and the incoming Directors shall be elected at the annual meeting, at any adjournment thereof, or at a meeting in lieu of such meeting, and shall hold their respective offices until their successors are qualified.

Directors, other than the President (who shall stand for election annually), shall serve for terms of three years and until their successors are elected and qualified, or until their prior death, removal or resignation. The Directors shall be divided into three classes

with staggered terms, such that (as nearly as possible) one-third of the Directors shall be elected in each year.

Immediately following the annual meeting, the Board of Directors shall meet and elect a President, Chair of the Board of Directors, Vice-Chair of the Board of Directors, two Vice-Presidents, a Treasurer and a Secretary, all of whom shall hold their respective offices until their successor shall be chosen.

Article VI - POWERS OF THE BOARD OF DIRECTORS

The Board of Directors shall be the governing board of the Corporation; shall establish corporate policy and supervise the performance of its officers in carrying out said policies, all pursuant to the provisions of these bylaws and the Laws of the State of Maine.

They shall elect the Officers set forth herein. They shall have access to all books and records of the Corporation, shall approve the budget, shall fill all vacancies which may occur at anytime during the year in any office. The rights of stockholders to inspect the books and records of the Corporation shall be as set forth in M.R.S.A. T. 13-A §626 et seq., and under executive supervision.

The Directors are empowered to establish, from the new earnings and/or savings over and above the actual operating costs of the Corporation, such reserves as they may, in their discretion, deem necessary.

The books of the Corporation shall reflect the volume of sales to each stockholder.

From the total sales and miscellaneous income for the year, shall be deducted the cost of the goods sold, all other expenses of operation, including debt service and the reserve. The balance remaining shall be subject to distribution as dividends to the stockholders as determined by the Board of Directors.

However, any indebtedness (whether an account payable, unpaid stock purchase, or less-than-factor) due and payable to the Corporation by a shareholder shall first be set off against any dividend payable to him/her.

When it shall be deemed, by two-thirds of the Board of Directors, that any shareholder of the Corporation is conducting his/her business or maintaining his/her business establishment in a manner inimical to the purposes and policies of the corporation, the Board of Directors shall immediately suspend further sales to such shareholder and redeem his/her stock pursuant to these bylaws.

All powers herein granted to the Board of Directors shall not in any manner limit the right of the stockholders at any annual or special meeting to vote on any subject matter concerning the operation of the Corporation or to vote and direct the Board of Directors to take specific action on any matter affecting the Corporation.

The Directors are empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust pension or other employee benefit plan or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person's power to indemnify that person against such liability as outlined in M.R.S.A. 13-1, §719. (See Article XVI)

Meetings: The Clerk or Secretary, when requested by the Chair of the Board, or Vice-Chair of the Board, or President shall call meetings of the Board of Directors at such times and in such places as the Chair of the Board, or Vice Chair of the Board, or President may deem expedient and shall also call meetings of the Board of Directors when requested in writing by a majority of said Board. Any meeting of the Directors at which all Directors are present or of which the absent Directors shall waive notice shall be a legal meeting as though called as herein provided.

Article VII - DUTIES OF OFFICERS

President: The President shall be the Chief Executive Officer and Chief Operating Officer of the corporation and shall be a voting member of the Board of Directors. He/she shall be responsible for the operation of the Corporation, carry out corporate policy as established by its Board, report and make recommendations to the Board. He/she shall preside at all meetings of the Corporation and with the Treasurer sign all certificates of stock of the Corporation. He/she shall perform such other duties in the conduct of the business of the Corporation as the Board of Directors may prescribe. He/she shall serve a one-year term at the pleasure of the Board of Directors.

Chair of the Board: The Chair of the Board of Directors shall preside at the Board meetings and perform such other duties as the Board of Directors may from time to time prescribe.

Vice Chair of the Board: The Vice-Chair of the Board of Directors shall succeed to the Chair's duties in his/her absence; shall serve as Chair of the Executive Committee, and shall perform such other duties as are assigned to him/her by the Board of Directors.

Vice-President: Any one of the two Vice-Presidents shall preside at all meetings of the Corporation in the absence of the President. Upon the death, resignation, or other disability of the President, the Board may appoint one of the Vice-Presidents temporarily to exercise the duties of the office of the President until such time as the vacancy in the office of the President shall be filled. He/she shall perform such other duties in the conduct of the business of the Corporation as the Board of Directors may from time to time prescribe.

Clerk: The Clerk shall be the Clerk both of the Board of Directors and of the Corporation, and shall cause to be kept a true record of all proceedings. In case of the

death of the Clerk, or of his/her resignation or inability to act, the Directors shall elect at any meeting some suitable person to hold the position of Clerk until the next annual meeting.

Treasurer: The Treasurer shall, with the President, sign all certificates of stock and shall when requested at the annual meeting of the stockholders present a report of the financial condition of the Corporation. If required by the Board of Directors, he/she shall give such bond for the faithful discharge of his/her duties as shall be acceptable to the Board of Directors. He/she shall, with the President, oversee an accurate and complete corporate accounting system, as administered by the Controller or Chief Financial Officer of the Company.

Chief Financial Officer: The Chief Financial Officer shall, in the absence of the Treasurer, with the President, oversee an accurate and complete corporate accounting system, as administered by the Controller. The Chief Financial Officer shall be appointed by the President.

Secretary: The Secretary shall in the absence of the Clerk fulfill the duties of the Clerk at any of the meetings of the Corporation or of the Board of Directors.

Article VIII - QUORUM

One-third of the holders of stock of the Corporation, irrespective of the number of shares, held by each, represented either in person or by proxy, shall constitute a quorum of any stockholders' meeting, annual or special.

The majority of the Board of Directors shall constitute a quorum at any meeting of the Board.

Article IX - STOCK MEMBERSHIP

1. The stock ownership shall rest in the hands of those engaged in the food business.

2. Each stockholder shall have the right to one vote only, irrespective of the number of shares of stock owned.

Article X - SALE OR TRANSFER OF STOCK

The stock certificates are transferable only on the books of the Corporation upon surrender of the certificates properly endorsed by the holder thereof in person or by a duly authorized attorney.

Any stockholder desiring to sell or otherwise dispose of this stock must first give the Corporation thirty (30) days in which to purchase said stock at a price equal to the current purchase price as established by the Board of Directors.

Article XI - CREDIT TO STOCKHOLDERS

Credit may be extended upon such terms and conditions as the directors may from time to time establish. However, all purchases shall in all events be paid for within the time determined by the Directors, and unless so paid, further right of purchase and credit shall be suspended until payment.

Article XII - ELIGIBILITY FOR PURCHASING FROM CORPORATION

No person shall be entitled to purchase from the Corporation unless he/***she*** shall own one share of Class A common, voting stock of the par value of $1,500 and two shares of Class B, non-voting, preferred stock with a stated value of $2,500 each or is a non-retail institutional purchaser as approved by the Board of Directors, or is a recipient of secondary supplying, as hereafter set forth. All common stock of the company, issued and outstanding as of March 23, 1988, is hereby identified as and shall henceforth be known and dealt with the outstanding Class A, common voting stock of the Company.

The Corporation is authorized to contract with non-members for the purpose of selling meat, produce and/or groceries, on a quantity basis; provided, however, there shall be included no membership benefits, and no use of the Associated Grocers' signage, logo, and all registered trademarks. Credit may be established on such terms and conditions as the Directors may from time to time establish; there shall be a minimum purchase established; and the price shall be established in such a way that a competitive advantage to stockholders of Associated Grocers shall be preserved.

For purposes of this bylaw, each store operated by any individual, partnership, firm or corporation, shall be considered a separate entity, and the requirements (except for the stock purchase requirement) hereof shall apply to each of said stores as though separately owned and operated.

Goods sold to the stockholders by the Corporation shall be billed at the prices prevailing at delivery as established by the Board of Directors. In addition each invoice shall carry a one percent surcharge, computed on total invoice price including "drop shipments", so called. Such surcharge shall be added to a stockholder's invoice and credited to him/her under the title "capital deposits", as a liability of the Corporation on its books. Stockholders may purchase the required two shares of Class B non-voting preferred stock via this surcharge. As each share is paid, the funds will be transferred from the stockholder's account. Once payment is complete for both shares, the surcharge will continue until the stockholder's capital deposits total the amount established as corporate policy by the Board of Directors, said amount designated as "factor". The Board may authorize the earning of interest as the stockholder's factor is being established, provided there is not outstanding any indebtedness to the Corporation by said stockholder.

When any stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Corporation, he/she shall be entitled to be paid the balance in his/her capital deposit plus accumulated interest, except that any indebtedness due the Corporation from him/her shall be set off against said capital deposit account and all stock, and the balance only, if any, paid him/her.

The purpose of this bylaw is to ensure the equitable contribution of needed working capital for the corporation's business operations, and to provide security for the credit extended to stockholders in the sale of goods. By purchasing from the Corporation, each stockholder agrees that the surcharge is a continuing pledge to the Corporation to secure any indebtedness on his/her part to the Corporation, and agrees that said capital deposits are subject to any existing subordination agreements the Corporation may have with lending institutions.

Article XIII - <u>AMENDMENTS</u>

The bylaws of the Corporation may be amended, altered, repealed, diminished or enlarged by a majority vote at any legal meeting of the stockholders, providing notice of the same is given in the call for any special meeting.

Article XIV - <u>CONSENT</u>

Stock ownership in the Corporation shall constitute the consent required by Section 1388 of the Internal Revenue Code of 1954 as amended to take into account written notices of allocation of patronage dividends at their stated dollar amounts as provided in Section 1385 of the Internal Revenue Code.

Article XV - <u>GENDER</u>

Any reference in these bylaws to the male gender shall apply to the female gender as well.

Article XVI - INDEMNIFICATION

Section 1. <u>Definitions</u>. For all purposes of this Article (1) the term "Officer" (when capitalized, but not otherwise) shall mean any person who is or was a Director, the President, the Chief Financial Officer, the Vice President, the Treasurer, the Secretary or the Clerk of this corporation; (ii) the term Employee" (when capitalized, but not otherwise) shall mean any other person (whether or not a common law employee) who is or was an officer, employee or agent of this corporation, or is or was serving at the request of this corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan, or other enterprises; and (iii) the term "Claimant" (when capitalized, but not otherwise) shall mean any Officer or Employee seeking indemnification under this Article.

Section 2. <u>Indemnification</u>. This corporation shall in all cases indemnify any Officer, and shall have power exerciseable by its Board of Directors as provided in Section 5 hereof to indemnify any Employee, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Claimant is or was an Officer or Employee, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement to the extent actually and reasonably incurred by the

Claimant in connection with such action, suit or proceeding; provided that no indemnification may be provided for any Claimant with respect to any matter as to which the Claimant shall have been finally adjudicated.

1. Not to have acted honestly or in the reasonable belief that the Claimant's action was in or not opposed to the best interest of this corporation or its shareholders or, in the case of a Claimant serving as a fiduciary or an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust, or its participants or beneficiaries; or

2. With respect to any criminal action or proceeding, to have had reasonable cause to believe that the Claimant's conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order or conviction adverse to the Claimant, or by settlement or plea of nolo contendere or its equivalent, shall not of itself create a presumption that the Claimant did not act honestly or in the reasonable belief that the Claimant's action was in or not opposed to the best interests of this corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust or its participants or beneficiaries and, with respect to any criminal action or proceedings, had reasonable cause to believe that the claimant's conduct was unlawful.

Section 3. Derivative Actions. Notwithstanding any provision of Section 2 hereof, this corporation shall not indemnify any person with respect to any claim, issue or matter asserted by or in the right of this corporation as to which the Claimant is finally adjudicated to be liable to this corporation unless the court in which the action, suit or proceeding was brought shall determine that, in view of all the circumstances of the case, the Claimant is fairly and reasonable entitled to indemnity for such amounts as the court shall deem reasonable.

Section 4. When Defense Successful. Any provisions of Section 2, 3 or 5 hereof the contrary notwithstanding, to the extent that a Claimant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 2 or 3, or in defense of any claim, issue or matter therein, the Claimant shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection therewith.

Section 5. Determination in Specific Cases. Any indemnification of an Employee under Section 2 hereof, unless ordered by a court or required by Section 4 hereof, shall be made by this corporation only as authorized in the specific case upon a determination that indemnification of the Claimant is proper in the circumstances and in the best interests of this corporation. Where such a case specific determination is required, that determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if so directed by a majority vote of a quorum of disinterested Directors, by independent legal counsel in a written opinion, or by the shareholders. Such a determination once made may not be revoked and, upon the making of that determination, the Employee may enforce the indemnification against this

corporation by a separate action notwithstanding any attempted or actual subsequent action by the Board of Directors.

Section 6. Advances of Expenses. Expenses incurred by or in behalf of an Employee in defending a civil, criminal, administrative or investigative action, suit or proceeding may be authorized and paid by this corporation in advance of the final disposition of that action, suit or proceeding upon a determination made in accordance with the procedure established in Section 5 hereof that, based solely on the facts then known to those making the determination and without further investigation, the Claimant satisfies the standard of conduct prescribed by Section 2 hereof.

Expenses incurred by or in behalf of an Officer in defending a civil, criminal, administrative or investigative action, suit or proceeding shall in all cases be paid, as reasonably requested from time to time by the Officer, by this corporation in advance of the final disposition of the action, suit or proceeding upon receipt by this corporation, at the time of the initial advance, of:

1. A written undertaking by or on behalf of the Officer to repay all amounts advanced if the Officer is finally adjudicated:

   A. Not to have acted honestly or in the reasonable belief that his action was in or not opposed to the best interests of this corporation or its shareholders, or, in the case of a Claimant serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust, or its participants or beneficiaries;

   B. With respect to any criminal action or proceeding, to have had reasonable cause to believe that his conduct was unlawful; or

   C. With respect to any claim, issue or matter asserted in any action, suit or proceeding brought by or in the right of this corporation, to be liable to this corporation, unless the court in which the action, suit or proceeding was brought permits indemnification in accordance with Section 3 hereof; and

2. A written affirmation by the Officer that he has met the standard of conduct necessary for indemnification by this corporation as authorized in this Article.

The undertaking required paragraph A shall be an unlimited general obligation of the Officer seeking the advance, but need not be secured and may be accepted without reference to financial ability to make the repayment.

Section 7. Indemnification Not Exclusive. The indemnification and entitlement to advances of expenses provided by this Article shall not be deemed exclusive of any other rights to which a Claimant may be entitled under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the Claimant's official capacity and as to action in another capacity while holding an office with this corporation, and shall continue as to a person who has ceased to be a director, officer, employee, agent, trustee, partner or fiduciary and shall inure to the benefit of the heirs, personal representatives, executors and administrators of such a person.

Section 8. Enforceable by Separate Action. A right to indemnification required by this Article or established pursuant to the provisions of this Article may be enforced by a separate action against this corporation, if an order for indemnification has not been entered by a court in any action, suit or proceeding in respect to which indemnification is sought.

Section 9. Miscellaneous. For purposes of this Article, (i) references to this "corporation" shall include, in addition to the surviving corporation or new corporation, any participating corporation in a consolidation or merger; (ii) this corporation shall be deemed to have requested a person to serve on an employee benefit plan whenever the performance by him/her or his/her duties to his corporation also imposes duties on, or otherwise involves services by, him/her to the plan or participants or beneficiaries of the plan and (iii) excise taxes assessed on a person seeking indemnification with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines".

Section 10. Amendment. Any amendment, modification or repeal of this Article shall not deny, diminish or otherwise limit the rights of any Claimant to indemnification or advances hereunder with respect to any action, suit or proceeding arising out of any conduct, act or omission occurring or allegedly occurring at any time prior to the date of such amendment, modification or repeal.

FIRST AMENDMENT
TO
MASTER LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT dated this 26th day of October, 2000, between ASSOCIATED GROCERS OF MAINE, INC., a Maine corporation with its principal place of business in Gardiner, Maine ("Borrower"), and FLEET NATIONAL BANK, a national banking association organized and existing under the laws of the United States of America (as successor by merger to Fleet Bank of Maine), with a place of business at Two Portland Square, Portland, Maine ("Bank"),

WITNESSETH:

WHEREAS, Borrower and Bank (as successor by merger to Fleet Bank of Maine) are parties to a Master Loan and Security Agreement dated as of May 12, 1998 (the "Loan Agreement"); and

WHEREAS, Borrower and Bank desire to amend the Loan Agreement;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Bank hereby agree as follows:

1. The Loan Agreement is hereby amended by deleting all references to "Cost of Funds", "Cost of Funds Loans" and "Cost of Funds Rate".

2. The Loan Agreement is hereby amended by adding the following definition to Section 1(b) of the Loan Agreement:

> "Base Rate" means the variable per annum rate of interest so designated from time to time by Fleet National Bank as its prime rate. The Base Rate is a reference rate and does not necessarily represent the lowest or best rate being charged to any customer. Changes in the rate of interest resulting from changes in the Base Rate shall take place immediately without notice or demand of any kind.

3. The Loan Agreement is hereby amended by adding the following definition of "Core Capital Deposits" to Section 1(b) of the Loan Agreement:

> "Core Capital Deposits" means those Capital Deposits in excess of that which each stockholder is required to pay to Borrower in connection with their stock ownership in Borrower.

4. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Eligible Inventory" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

> "Eligible Inventory" means such of Borrower's Inventory as is initially, and at all times until sold, and as determined in Bank's sole discretion: new and

unused, in first-class condition, merchantable and saleable through normal trade channels; kept at a location which has been identified in writing to Bank as a location of Inventory; subject to a perfected security interest in favor of Bank; owned by Borrower free and clear of any lien except for the Permitted Liens; constitutes finished goods or raw materials but not work in progress and not inventory in the produce category; not obsolete; not consigned to a customer of Borrower; not purchased by Borrower as part of a "bulk" transfer or sale of assets, unless Borrower and the bulk transferor have complied with all applicable bulk sales and bulk transfer laws or the sale is consummated pursuant to a bankruptcy court proceeding; not scrap, waste, defective goods or the like; produced by Borrower in accordance with the Federal Fair Labor Standards Act of 1938, as amended, and all rules, regulations and orders promulgated thereunder; not stored with a bailee, warehouseman or similar party unless Bank has given its prior written consent thereto and Borrower has caused each such bailee, warehouseman or similar party to issue and deliver to Bank warehouse receipts in Bank's name for such Inventory. All Inventory, whether or not Eligible Inventory, constitutes Collateral. At any date as of which the amount of Eligible Inventory shall be determined, such inventory shall be valued using the "FIFO" (that is first in, first out) valuation method.

5. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"<u>LIBOR</u>" shall mean, as applicable to any LIBOR Loan, the rate per annum as determined on the basis of the offered rates for deposits in U.S. Dollars, for a period of time comparable to such LIBOR Loan which appears on the Telerate page 3750 as of 11:00 a.m. London time on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan; provided, however, if the rate described above does not appear on the Telerate System on any applicable interest determination date, the LIBOR rate shall be the rate (rounded upward, if necessary, to the nearest one hundred-thousandth of a percentage point), determined on the basis of the offered rates for deposits in U.S. Dollars for a period of time comparable to such LIBOR Loan which are offered by four (4) major banks in the London interbank market at approximately 11:00 a.m. London time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan as selected by Bank. The principal London office of each of the four (4) major London banks will be requested to provide a quotation of its U.S. Dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in U.S. Dollars to leading European banks for a period of time comparable to such LIBOR Loan offered by major banks in New York City at approximately 11:00 a.m. New York City time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan. In the event that Bank is unable to obtain any such quotation as provided above, it will be deemed that LIBOR pursuant to a LIBOR Loan cannot

be determined. In the event that the Board of Governors of the Federal Reserve System shall impose a Reserve Percentage with respect to LIBOR deposits of Bank, then for any period during which such Reserve Percentage shall apply, LIBOR shall be equal to the amount determined above divided by an amount equal to one (1) minus the Reserve Percentage. "Reserve Percentage" shall mean the maximum aggregate reserve requirement (including all basic, supplemental, marginal and other reserves) which is imposed on member banks of the Federal Reserve System against "Euro-currency Liabilities" as defined in Regulation D. "Banking Day" shall mean, in respect of any city, any day on which commercial banks are open for business in that city.

6. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR Rate" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"LIBOR Rate" means (i) for the Revolving Line of Credit, a fixed annual rate of interest equal to LIBOR plus one and three-quarters percent (1.75%) (provided, however, the applicable LIBOR Rate shall apply prospectively and shall not affect previous LIBOR Loans for which the applicable Interest Period has not yet expired), and (ii) for the Equipment Line of Credit, a fixed annual rate of interest equal to LIBOR plus two percent (2%) for advances for machinery and equipment, and plus two and three-quarters percent (2.75%) for advances for member store loans and assistance, as applicable.

7. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Termination Date" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"Termination Date" means the earlier to occur of September 30, 2002, unless renewed by Bank in writing prior to such date, or the date on which the obligations hereunder are accelerated and become due as a result of an Event of Default. The decision of whether to renew, as well as the terms and conditions of such renewal, including, without limitation, the interest rate, maximum principal amount and maximum extension term, will be in the sole and absolute discretion of Bank.

8. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Yield Maintenance Formula" set forth in Section 1(b) of the Loan Agreement.

9. Section 5(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(a) Revolving Line of Credit Advances; Borrowing Base. Subject to the terms and provisions of this Agreement, Bank hereby establishes a revolving line of credit in Borrower's favor in the amount set forth below (the "Revolving Line of Credit"). For so long as no Event of Default has occurred and is

continuing hereunder, Bank shall, upon Borrower's request, from the date hereunder until the Termination Date, make such advances to Borrower based upon the facts and circumstances existing at the time of Borrower's request, and subject to the Borrowing Base (as herein defined), all of which advances shall be payable in accordance with this Agreement and are and shall be secured by Borrower's Inventory, Accounts and all other Collateral and Real Estate and including proceeds of any thereof. Borrower agrees that the aggregate unpaid principal of all advances outstanding at any one time under the Revolving Line of Credit shall not exceed the Borrowing Base; provided, however, out-of-formula advances will be permitted of up to $1,000,000.00 for up to a 120-day period annually, for an additional fee of one quarter of one percent (1/4%) (minimum of $250.00) per month or any part thereof, determined by the largest aggregate amount of out-of formula advances outstanding during such month. The foregoing 120-day annual period for out-of-formula advances shall commence on the first day on which an out-of-formula advance is made, shall not be tolled for any reason whatsoever, and such period shall be available only once in any twelve (12) consecutive month period. The term "Borrowing Base" as used herein shall mean the sum of the following:

(i) eighty-five percent (85%) of Eligible Receivables,

PLUS

(ii) fifty-five percent (55%) of Eligible Inventory,

but in no event shall the sum of all outstanding advances (including so-called out-of formula advances) be in excess of the Maximum Availability. The term "Maximum Availability" as used herein shall mean Six Million Dollars ($6,000,000.00). All such advances shall bear interest upon the principal sum thereof from time to time advanced, shall be calculated on a 365-day year and the actual number of days elapsed, computed at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate (or, if elected by Borrower as described in this Section 5, paragraph (d) below, at the LIBOR Rate).

10. Section 5(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Purpose. Borrower shall use loan proceeds for general working capital purposes for itself and for the issuance of letters of credit, including an existing letter of credit for the benefit of Western Family Foods in the amount of $500,000.00, and for no other purposes.

11. Section 6 of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

6. EQUIPMENT LINE OF CREDIT TERM LOAN. (a) Advances; Minimum Advances. Subject to the terms and provisions of this Agreement and provided no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a discretionary line of credit, provided that the aggregate amount advanced under such line of credit shall not exceed Two Million Dollars ($2,000,000.00) (the "Equipment Line of Credit"). Advances that Bank makes hereunder shall be in a minimum amount of $25,000.00 and shall be for no more than eighty percent (80%) of the invoiced amount of the equipment or machinery being purchased by Borrower, or to fund up to one hundred percent (100%) of loans to its members for store assistance. Any advances in an amount less than $250,000.00 shall be subject to a takedown fee of $500.00 which shall be assessed at the time of each such advance. Further, subject to the limits set forth in Section 16(h)(y) hereof, the maximum aggregate amount available to Borrower to be advanced under the Equipment Line of Credit shall be reduced on a dollar for dollar basis for each dollar guaranteed by Borrower to obtain financing for any of its member stores. Any such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and the Real Estate.

(b) Interest Rate; Conversion to Term Loans. The amount outstanding under the Equipment Line of Credit shall bear interest (calculated on a 365-day year and the actual number of days elapsed), payable monthly in arrears, at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate; provided, however, Borrower may convert within one hundred twenty (120) days the amount of the then outstanding advances made within the previous one hundred twenty (120) days under the Equipment Line of Credit, which has not previously been converted to a term loan, with a five (5) year amortization schedule and a due date of the Termination Date for advances made for equipment or machinery. In the event Borrower elects to convert within one hundred twenty (120) days of the advances to a term loan, Borrower shall have the right to elect in writing, no more than thirty (30) days prior nor less than five (5) days prior to the date on which such conversion shall take effect (the "Conversion Date"), that the interest rate applicable to such term loan be (i) the Base Rate, or (ii) at the interest rate equal to the LIBOR Rate, SUBJECT TO CHANGE OF RATE with each change in an Interest Period, such adjustments in rate to be made automatically and effective immediately with each subsequent Interest Period.

(c) Purpose. Borrower shall use the proceeds from the Equipment Line of Credit for the acquisition of new and used equipment or to fund loans to its members for store assistance, and for no other purposes. All of such machinery and equipment shall be kept at Borrower's place of business in Gardiner. Maine and shall be subject to Bank's first perfected security interest.

12. The Loan Agreement is hereby amended by deleting Section 7 thereof in its entirety and replacing therefor the following:

7. OMITTED.

13. The Loan Agreement is hereby amended by deleting all references to "Term Loan Line of Credit" in the Loan Agreement.

14. The Loan Agreement is hereby amended by deleting Section 8 thereof in its entirety and replacing therefor the following:

8. OMITTED.

15. The Loan Agreement is hereby amended by deleting Section 9(a) thereof in its entirety and replacing therefor the following:

(a) Omitted.

16. The Loan Agreement is hereby amended by deleting Section 9(b) thereof in its entirety and replacing therefor the following:

(b) If the entire amount of any required principal and/or interest payment due hereunder is not paid in full within ten (10) days after the same is due, Borrower shall pay to Bank a late fee equal to five percent (5%) of the required payment. Upon the occurrence of an Event of Default (whether or not Bank has accelerated payment of the Obligations, or after maturity or after judgment has been rendered on the Obligations, Borrower's right to select pricing options shall cease and the unpaid principal of all Loans shall, at the option of Bank, bear interest at a rate which is four (4) percentage points per annum greater than that which would otherwise be applicable.

17. The Loan Agreement is hereby amended by deleting Section 9(d) thereof in its entirety and replacing therefor the following:

(d) Borrower shall have the right at any time to prepay any Base Rate Loan without premium or penalty, provided that any amount prepaid shall be accompanied by accrued interest on the principal repaid to the date of payment. To the extent that a Loan is a LIBOR Loan, Borrower may prepay a LIBOR Loan only upon at least three (3) Business Days prior written notice to Bank (which notice shall be irrevocable), and any such prepayment shall occur only on the last day of the Interest Period for such LIBOR Loan. Borrower shall pay to Bank, upon request of Bank, such amount or amounts as shall be sufficient (in the reasonable opinion of Bank) to compensate it for any loss, cost or expense incurred as a result of: (i) any payment of a LIBOR Loan on a date other than the last day of the Interest Period for such Loan; (ii) any failure by Borrower to borrow a LIBOR Loan on the date specified by Borrower's written notice; (iii) any

failure by Borrower to pay a LIBOR Loan on the date for payment specified in Borrower's written notice. Without limiting the foregoing, Borrower shall pay to Bank a "yield maintenance fee" in an amount computed as follows: The current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made, shall be subtracted from the LIBOR in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 360 and multiplied by the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made. Said amount shall be reduced to present value calculated by using the above-referenced United States Treasury securities rate and the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which prepayment is made. The resulting amount shall be the yield maintenance fee due to Bank upon the prepayment of a LIBOR Loan. Each reference in this paragraph to "LIBOR Rate Election" shall mean the election by Borrower of the LIBOR Rate. If by reason of an Event of Default Bank elects to declare the promissory note evidencing the Loan to be immediately due and payable, then any yield maintenance fee with respect to a LIBOR Loan shall become due and payable in the same manner as though Borrower had exercised such right of prepayment. Borrower may provide notice of its election hereunder in writing or by telephone, provided, however, that any telephonic notice shall follow such procedures as Bank may require, and Bank shall have no duty to confirm the authority of a person making a telephonic request.

18. Section 9(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Borrower shall pay Bank: (i) a non-refundable commitment fee of Eight Thousand Seven Hundred Fifty Dollars ($8,750.00), with any unpaid balance of which immediately due and payable in full, and (ii) an unused commitment fee of three-eighths of one percent (3/8%) per annum (computed on the basis of the actual number of days elapsed over a 365-day year) on the actual available amount of funds in the aggregate under the Revolving Line of Credit and the Equipment Line of Credit, payable quarterly in arrears, and calculated daily on the unused portion of the line amount for said Loans, <u>provided</u>, <u>however</u>, for purposes of the foregoing unused commitment fee, letters of credit issued and outstanding under the Revolving Line of Credit shall be deemed outstanding loans thereunder.

19. Notwithstanding anything to the contrary set forth in Section 14 of the Loan Agreement, (i) the quarterly management prepared financial statements and covenant compliance certificates shall be delivered to Bank quarterly within forty-five (45) days of quarter end, (ii) the Borrowing Base Certificates shall be delivered quarterly within fifteen (15) days of quarter end

unless Borrower is in an out-of formula period as described in Section 5(a) of the Loan Agreement, in which case such Borrowing Base Certificates shall be delivered to Bank on a weekly basis, and (iii) the quarterly management prepared financial statements shall be prepared on a consolidated basis.

20. The Loan Agreement is hereby amended by deleting Section 15(u) thereof in its entirety.

21. Sections 16(a), 16(b) and 16(c) of the Loan Agreement are hereby deleted in their entirety and replaced with the following therefor:

(a) Tangible Net Worth. Permit its tangible net worth to be less than (i) $1,975,000.00 as of the quarter periods ending September 30, 2000, December 31, 2000 and March 31, 2001, measured as of the end of such quarters on a consolidated basis, and (ii) thereafter at ninety-five percent (95%) of Borrower's prior fiscal year end actual tangible net worth, measured as of the end of quarters ending on June 30, September 30, December 31 and March 31 on a consolidated basis; "tangible net worth" shall mean Borrower's net worth minus unpaid preferred stock subscriptions, note receivables from Borrower's members and customers (generated after March 31, 2000 and which represent refinancing of open accounts), intangibles determined by generally accepted accounting principles ("GAAP") and prepaid expenses.

(b) Debt Service Coverage Ratio. Permit its debt service coverage ratio (as defined in this subparagraph (b)) measured quarterly to be less than 1.0 times the amount of its debt service, as shown on its consolidated financial statements measuring the prior twelve (12) months on a rolling four (4) quarter basis, calculated using the following formula:

debt service coverage ratio: Earnings before interest, taxes, depreciation and amortization, MINUS provision for income taxes, MINUS cash dividends and non-financed capital expenditures, DIVIDED BY the sum of (i) current maturity of long-term debt and capitalized leases, and (ii) cash interest expense during such twelve (12) month period; "non-financial capital expenditures" shall mean the sum of all capital expenditures in the four (4) fiscal quarters under review minus increases in long term debt used to acquire such capital assets minus the cumulative increase (if any) in Core Capital Deposits over the same four (4) quarter period.

(c) Minimum Consolidated Working Capital. Permit its Current Assets minus Current Liabilities to be less than $2,000,000.00, measured quarterly on a consolidated basis; "Current Assets" shall mean at any date as of which the

amount thereof shall be determined, all current assets of Borrower as determined in accordance with GAAP; "Current Liabilities" shall mean the total of all current liabilities and obligations of Borrower, which in accordance with GAAP would be included as current liabilities on a balance sheet and also including guaranties, endorsements (other than for collection in the ordinary course of business) or other arrangements whereby responsibility is assumed for the obligations of others, whether by agreement to purchase or otherwise acquire the obligations of others, including any agreement, contingent or otherwise, to furnish goods or services for the purpose of payment of the obligations of others.

22. Section 20 of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

20. JURY TRIAL WAIVER. BORROWER AND BANK (BY ACCEPTANCE OF THIS AGREEMENT) MUTUALLY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS OR ACTIONS OF BANK RELATING TO THE ADMINISTRATION OF THE LOANS OR ENFORCEMENT OF THE LOAN DOCUMENTS, AND AGREE THAT NEITHER PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EXCEPT AS PROHIBITED BY LAW, BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. BORROWER CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF BANK HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT BANK WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR BANK TO ACCEPT THIS AGREEMENT AND MAKE THE LOANS.

23. The Loan Agreement is hereby amended by adding the following paragraphs to Section 23 of the Loan Agreement:

(o) If, at any time, the rate of interest, together with all amounts which constitute interest and which are reserved, charged or taken by Bank as compensation for fees, services or expenses incidental to the making, negotiating

or collection of the Loans evidenced hereby, shall be deemed by any competent court of law, governmental agency or tribunal to exceed the maximum rate of interest permitted to be charged by Bank to Borrower under applicable law, then, during such time as such rate of interest would be deemed excessive, that portion of each sum paid attributable to that portion of such interest rate that exceeds the maximum rate of interest so permitted shall be deemed a voluntary prepayment of principal. As used herein, the term "applicable law" shall mean the law in effect as of the date hereof; provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then this Agreement shall be governed by such new law as of its effective date.

(p) Bank may transfer Collateral into its name or that of its nominee and may receive the income and any distributions thereon and hold the same as Collateral for the Obligations, or apply the same to any Obligation, whether or not a default or an Event of Default has occurred.

24. In all other respects, the Loan Agreement remains unmodified and in full force and effect, and is hereby ratified and affirmed. Borrower represents and warrants to Bank that no default now exists under the Loan Agreement. From and after the date of this First Amendment, any reference in the Loan Agreement to "this Agreement", and any reference to the Loan and Security Agreement between Borrower and Bank shall mean such Agreement as amended hereby.

IN WITNESS WHEREOF, Borrower and Bank have caused this First Amendment to be duly executed and delivered, as an instrument under seal, effective as of the date first above written.

ATTESTING WITNESS:

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort
Its President

FLEET NATIONAL BANK

By: ______________________
Dwight G. Havey
Its Vice President

P: DLG FLEET AssocGro1stAmnd1.wpd

SECOND AMENDMENT
TO
MASTER LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT is dated this 24th day of October, 2002, between ASSOCIATED GROCERS OF MAINE, INC., a Maine corporation with its principal place of business in Gardiner, Maine ("Borrower"), and FLEET NATIONAL BANK, a national banking association organized and existing under the laws of the United States of America (as successor by merger to Fleet Bank of Maine), with a place of business at Two Portland Square, Portland, Maine ("Bank"),

WITNESSETH:

WHEREAS, Borrower and Bank (as successor by merger to Fleet Bank of Maine) are parties to a Master Loan and Security Agreement dated as of May 12, 1998, as amended by a First Amendment dated October 26, 2000 (the "Loan Agreement"); and

WHEREAS, Borrower and Bank desire to amend the Loan Agreement;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Bank hereby agree as follows:

1. The Loan Agreement is hereby amended by adding the following definitions to Section 1(b) of the Loan Agreement:

"Cost of Funds" means the per annum rate of interest which Bank is required to pay or is offering to pay, for wholesale liabilities of like tenor, adjusted for reserve requirements and such other requirements as may be imposed by federal, state or local government and regulatory agencies, as determined by Bank.

"Cost of Funds Loans" means any Loans for which the interest rate is the Cost of Funds Rate.

"Cost of Funds Rate" means (for an advance under the Revolving Line of Credit only) a fixed annual rate of interest equal to the Cost of Funds for the applicable Interest Period plus the number of basis points as set forth in accordance with the Interest Rate Grid.

"Interest Period" means (i) in the event that interest is calculated at the Base Rate, the Interest Period shall be one (1) day, and (ii) in the event that interest is calculated at the Cost of Funds Rate, the Interest Period shall be a period commencing on the date so designated by Borrower in its irrevocable written notice to Bank and ending between one (1) and three hundred sixty-five (365) days thereafter, as Borrower may elect in such notice pursuant to Section 5(d), and (iii) in the event that interest is calculated at the LIBOR Rate under the Revolving Line of Credit, the Interest Period shall be a period ending between

seven (7) and three hundred sixty-five (365) days thereafter as so designated in Borrower's irrevocable notice to Bank pursuant to Section 5(d), and in the event that interest is calculated at the LIBOR Rate under the Equipment Line of Credit, the Interest Period shall be a period commencing on the date so designated by Borrower in its irrevocable written notice to Bank and ending one (1), two (2) or three (3) months thereafter, as Borrower may elect in such notice pursuant to Section 5(d), provided that:

(a) any Interest Period that would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day; and

(b) no Interest Period may extend beyond the Termination Date.

"Interest Rate Grid" means, notwithstanding anything in this Agreement to the contrary, the applicable interest rate for each Cost of Funds Loan or LIBOR Loan under the Revolving Line of Credit requested by Borrower shall be established in accordance with the following grid:

Level	Funded Debt/EBITDA	Cost of Funds+ or LIBOR+
1	≥3.5	185
2	≥2.5 and <3.5	175
3	≥2.0 and <2.5	165
4	<2.0	155

+ shall mean "plus the number of basis points set forth at the applicable Level".

For purposes of determining the ratio of Funded Debt to EBITDA, "Funded Debt" shall mean all outstanding interest-bearing debt, including, without limitation, capital leases, and "EBITDA" shall mean the twelve-month rolling aggregate of earnings before interest, taxes, depreciation and amortization. All calculations shall be made semi-annually, based on Borrower's most recent annual audited financial statements and second quarter end financial statements, as applicable, and any change in the level referred to above shall result in a change in the applicable interest rates, effective upon the first (1st) day of the calendar month immediately following the receipt by Bank of the aforesaid financial statements.

"Type" means, with respect to Loans, its nature as a Base Rate Loan, a LIBOR Loan or a Cost of Funds Loan.

2. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR Rate" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"LIBOR Rate" means (i) for the Revolving Line of Credit, a fixed annual rate of interest equal to LIBOR plus the number of basis points in accordance with the Interest Rate Grid, per annum, and (ii) for the Equipment Line of Credit, a fixed annual rate of interest equal to LIBOR plus two percent (2%) per annum.

3. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Termination Date" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"Termination Date" means the earlier to occur of September 30, 2004, unless renewed by Bank in writing prior to such date, or the date on which the obligations hereunder are accelerated and become due as a result of an Event of Default. The decision of whether to renew, as well as the terms and conditions of such renewal, including, without limitation, the interest rate, maximum principal amount and maximum extension term, will be in the sole and absolute discretion of Bank.

4. Section 5(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(a) Revolving Line of Credit Advances; Borrowing Base. Subject to the terms and provisions of this Agreement, Bank hereby establishes a revolving line of credit in Borrower's favor in the amount set forth below (the "Revolving Line of Credit"). For so long as no Event of Default has occurred and is continuing hereunder, Bank shall, upon Borrower's request, from the date hereunder until the Termination Date, make such advances to Borrower based upon the facts and circumstances existing at the time of Borrower's request, and subject to the Borrowing Base (as herein defined), all of which advances shall be payable in accordance with this Agreement and are and shall be secured by Borrower's Inventory, Accounts and all other Collateral and Real Estate and including proceeds of any thereof. Borrower agrees that the aggregate unpaid principal of all advances outstanding at any one time under the Revolving Line of Credit shall not exceed the Borrowing Base; provided, however, out-of-formula advances will be permitted of up to $1,000,000.00 for up to a 120-day period annually. The foregoing 120-day annual period for out-of-formula advances shall commence on the first day on which an out-of-formula advance is made, shall not be tolled for any reason whatsoever, and such period shall be available only once in any twelve (12) consecutive month period. The term "Borrowing Base" as used herein shall mean the sum of the following:

(i) eighty-five percent (85%) of Eligible Receivables,

PLUS

(ii) fifty-five percent (55%) of Eligible Inventory,

but in no event shall the sum of all outstanding advances (including so-called out-of-formula advances) be in excess of the Maximum Availability. The term "Maximum Availability" as used herein shall mean Six Million Dollars ($6,000,000.00). All such advances shall bear interest upon the principal sum thereof from time to time advanced, shall be calculated on a 365-day year and the actual number of days elapsed, computed at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate (or, if elected by Borrower as described in this Section 5, paragraph (d) below, at the LIBOR Rate or the Cost of Funds Rate).

5. Section 6(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

6. EQUIPMENT LINE OF CREDIT TERM LOAN. (a) Advances; Minimum Advances. Subject to the terms and provisions of this Agreement and provided no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a discretionary line of credit, provided that the aggregate amount advanced under such line of credit shall not exceed Two Million Dollars ($2,000,000.00) (the "Equipment Line of Credit"). Advances that Bank makes hereunder shall be in a minimum amount of $100,000.00 and shall be for no more than eighty percent (80%) of the invoiced amount of the equipment or machinery being purchased by Borrower, or to fund up to one hundred percent (100%) of loans to its members for store assistance. Further, subject to the limits set forth in Section 16(h)(y) hereof, the maximum aggregate amount available to Borrower to be advanced under the Equipment Line of Credit shall be reduced on a dollar for dollar basis for each dollar guaranteed by Borrower to obtain financing for any of its member stores. Any such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and the Real Estate. In addition to the Base Rate as described in Section 6(b) below, advances under the Equipment Line of Credit may accrue interest at the LIBOR Rate if elected by Borrower in accordance with Section 5(d) above.

6. Section 9(c) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(c) All computations of interest shall be made on the basis of a three hundred sixty -five (365) day year and the actual number of days elapsed; provided, however, computation of interest under the Letter of Credit shall be based on the actual number of days elapsed over a 360-day year. All payments shall be made by Borrower to Bank at Two Portland Square, Portland, Maine or such other place as Bank may from time to time specify in writing in lawful currency of the United States of America in immediately available funds, without counterclaim or setoff and free and clear of, and without any deduction or withholding for, any taxes or other payments. All payments shall be applied first

to the payment of all fees, expenses and other amounts due to the Bank (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default payments will be applied to the obligations of Borrower to Bank as Bank determines in its sole discretion. If any payment hereunder becomes due on a day which is not a Business Day (as defined below), the due date of this Note or payment shall be extended to the next succeeding Business Day, and such extension of time shall be included in computing interest and fees in connection with such payment. As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or day which shall be in the state of Maine a legal holiday or day on which banking institutions are required or authorized to close.

7. Section 9(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Borrower shall pay Bank an unused commitment fee of one-quarter of one percent (1/4%) per annum (computed on the basis of the actual number of days elapsed over a 365-day year) on the actual available amount of funds in the aggregate under the Revolving Line of Credit and the Equipment Line of Credit, payable quarterly in arrears, and calculated daily on the unused portion of the line amount for said Loans, provided, however, for purposes of the foregoing unused commitment fee, letters of credit issued and outstanding under the Revolving Line of Credit shall be deemed outstanding loans thereunder.

8. Section 9 of the Loan Agreement is hereby amended by adding the following paragraph (g) thereto:

(g) If, at any time, (i) the interest rate on a Loan is a Cost of Funds Rate fixed rate, and (ii) Bank in its sole discretion should determine that current market conditions can accommodate a prepayment request, Borrower shall have the right, at any time and from time to time, upon at least ten (10) Business Days prior written notice to Bank, to prepay the loan in whole (but not in part), and Borrower shall pay to Bank a yield maintenance fee in an amount computed as follows: The current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the maturity date of the term chosen pursuant to the Fixed Rate Election as to which the prepayment is made, shall be subtracted from the "Cost of Funds" component of the fixed rate in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 365 and multiplied by the number of days remaining in the term chosen pursuant to the Fixed Rate Election as to which the prepayment is made. Said amount shall be reduced to present value calculated using the above-referenced United States Treasury securities rate and the number of days remaining in the term chosen pursuant to the Fixed Rate Election as to which the

prepayment is made. The resulting amount shall be the yield maintenance fee due to Bank upon prepayment of the fixed rate loan. Each reference in this paragraph to "Fixed Rate Election" shall mean the election by Borrower pursuant to Section 5(d) of this Agreement for a Cost of Funds Loan. If by reason of an Event of Default Bank elects to declare the Loans to be immediately due and payable, then any yield maintenance fee with respect to the Cost of Funds Loans shall become due and payable in the same manner as though Borrower had exercised such right of prepayment.

9. Sections 16(a), 16(b) and 16 (c) of the Loan Agreement are hereby deleted in their entirety and replaced with the following therefor:

(a) Tangible Net Worth. Permit its tangible net worth to be less than (i) $2,597,000.00 as of fiscal year end for 2002, and (ii) $2,597,000.00 plus twenty-five percent (25%) of after-tax earnings thereafter, measured as of the end of each quarter on a consolidated basis; "tangible net worth" shall mean Borrower's net worth minus unpaid preferred stock subscriptions and intangibles determined by generally accepted accounting principles ("GAAP").

(b) Debt Service Coverage Ratio. Permit its debt service coverage ratio (as defined in this subparagraph (b)) measured quarterly to be less than 1.25 times the amount of its debt service as shown on its financial statements measuring the prior twelve (12) months on a rolling four (4) quarter basis, calculated using the following formulas:

debt service coverage ratio:	Earnings before interest, taxes, depreciation and amortization, MINUS provision for income taxes, MINUS cash dividends and non-financed capital expenditures, DIVIDED BY the sum of (i) current maturity of long-term debt and capitalized leases, and (ii) cash interest expense during such twelve (12) month period; "non-financed capital expenditures" shall mean the sum of all capital expenditures in the four (4) fiscal quarters under review minus increases in long-term debt used to acquire such capital assets minus the cumulative increase (if any) in Core Capital Deposits over the same four (4) quarter period.

(c) Note Receivables. Permit its note receivables from Borrower's members and customers (which represent refinancing of open accounts) to exceed $500,000.00 in the aggregate at any time;

10. The Borrower acknowledges and agrees that a default under any one or more of the Obligations shall, at the Bank's option, constitute a default hereunder and under any or all other Obligations regardless of whether such a "cross-default" provision

is expressly set forth in the instrument evidencing any particular Obligation. The Borrower further acknowledges and agrees that each of the Loan Documents securing any of the Obligations, including any mortgages or security agreements, shall be deemed to secure each and every Obligation regardless of whether such Obligation is specified as being secured by such Loan Document (subject to any maximum dollar amounts specified in any mortgage). Without limiting the generality of the foregoing, each mortgage, leasehold mortgage, collateral assignment, reimbursement agreement, security interest, pledge, hypothecation or other lien or encumbrance given or granted to the Bank by the Borrower shall be deemed to secure each and every Obligation, such that a default under any one or more of the Obligations shall entitle the Bank, at its option, to exercise any or all of its rights or remedies under any one or more of such mortgages, leasehold mortgages, collateral assignments, security interests, pledges, hypothecations or other liens or encumbrances.

11. In all other respects, the Loan Agreement remains unmodified and in full force and effect, and is hereby ratified and affirmed. Borrower represents and warrants to Bank that no default now exists under the Loan Agreement. From and after the date of this Second Amendment, any reference in the Loan Agreement to "this Agreement", and any reference to the Loan and Security Agreement between Borrower and Bank shall mean such Agreement as amended hereby.

IN WITNESS WHEREOF, Borrower and Bank have caused this Second Amendment to be duly executed and delivered, as an instrument under seal, effective as of the date first above written.

ATTESTING WITNESS:	ASSOCIATED GROCERS OF MAINE, INC.
Cathy Callahan	By: Michael E. Westort
	Michael E. Westort Its President
	FLEET NATIONAL BANK
Cathy Callahan	By: Diane H. Donaldson
	Diane H. Donaldson Its Vice President

Reaffirmation and Consent of Guarantors

The undersigned hereby agree and confirm that the obligations of Borrower under the Loan Agreement (as defined above), as amended by the foregoing Second Amendment, are included within the defined term "Obligations" under a certain Amended and Restated Guaranty dated October 26, 2000 given to Bank by each of the undersigned, and that said Amended and Restated Guaranty is unmodified and remains in full force and effect.

ATTESTING WITNESS:

Cathy Callahan

AG DEVELOPMENT CORP.

By: Michael E. Westort
Michael E. Westort
Its President

ATTESTING WITNESS:

Cathy Callahan

ALLIED INSURANCE AGENCY OF MAINE

By: Michael E. Westort
Michael E. Westort
Its President

P:\dgalgay\FLEET\AssocGro\2ndAmnd.doc

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on August 19, 2003.

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Stuart Watt, Director	

{W0156242.3}

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on August 19, 2003.

ASSOCIATED GROCERS OF MAINE, INC.

By:__________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Stuart Watt, Director	

{W0156242.3}

This offering statement has been signed by the following person in the capacity and on the date indicated above.

Ronald Cloutier, Chief Financial Officer

[redacted]

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 in the aggregate of Class A Voting Common Stock, Class B Non-Voting Preferred Stock and Variable Rate Subordinated Debt Securities pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 8, 2003, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 28, 2003 and March 29, 2002 appearing in the Offering Circular.

Baker Newman & Noyes

Limited Liability Company

August 29, 2003
Portland, Maine